Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated October 30, 2006

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This report on Form 6-K contains a press release issued by Statoil ASA on October 30, 2006, entitled "Building platforms for growth".

BUILDING PLATFORMS FOR GROWTH
    E&P NORWAY
    INTERNATIONAL E&P
    NATURAL GAS
    MANUFACTURING & MARKETING
    LIQUIDITY AND CAPITAL RESOURCES
    USE AND RECONCILIATION OF NON-GAAP FINANCIAL MATTERS
    FORWARD LOOKING STATEMENTS

Quarterly financial statements:
    CONSOLIDATED STATEMENTS OF INCOME - USGAAP
    CONSOLIDATED BALANCE SHEETS - USGAAP
    CONSOLIDATED STATEMENTS OF CASH FLOWS - USGAAP

    Notes to financial statement:
        1. ORGANIZATION AND BASIS OF PRESENTATION
        2. SHAREHOLDERS' EQUITY
        3. SEGMENTS
        4. INVENTORIES
        5. EMPLOYEE RETIREMENT PLANS
        6. FINANCIAL ITEMS
        7. COMMITMENTS AND CONTINGENT LIABILITIES
        8. SUBSEQUENT EVENTS AND SIGNIFICANT BUSINESS DEVELOPMENTS
        9. RECONCILIATION BETWEEN USGAAP AND NGAAP

SIGNATURES

Press release:
    BUILDING PLATFORMS FOR GROWTH

GROUP BALANCE SHEET

BUILDING PLATFORMS FOR GROWTH

Statoil’s third quarter 2006 operating and financial review

Statoil’s income before financial items, income taxes and minority interest in the third quarter of 2006 increased to NOK 30.1 billion, up from NOK 23.9 billion in the third quarter of 2005. The increase of 6.2 billion was mainly related to an increase in the average oil price of 13%, and a 33% increase in gas prices, both measured in NOK.

Net income in the third quarter of 2006 amounted to NOK 8.6 billion, compared to NOK 8.7 billion in the third quarter of 2005. The effect from an increase in oil and gas prices was offset by effects from financial items and tax. In the first nine months of 2006, net income was NOK 28.6 billion compared to NOK 22.2 billion in the first nine months of 2005.

“Statoil continues to show high earnings despite temporarily lower production on the Norwegian continental shelf,” says chief executive Helge Lund.
“High exploration activity on the Norwegian continental shelf, as well as in our international business, characterises Statoil’s third quarter. We are continuing to add resources and are bringing new assets into production.”

Mr Lund calls particular attention to the strengthening of Statoil’s deepwater position in the US Gulf of Mexico. This includes both the successful Jack well test as well as the signing of the agreement between Statoil and Plains Exploration & Production (PXP) pursuant to which Statoil will acquire PXP’s working interest in two US Gulf of Mexico deepwater discoveries and one exploration prospect.

Strong return on average capital employed after tax
Return on average capital employed after tax (ROACE) (1) for the 12 months ended 30 September 2006 was 28.4%, compared to 26.5% for the 12 months ended 30 September 2005. This increase was mainly due to higher oil and gas prices. ROACE is defined as a non-GAAP financial measure (3).

High earnings per share
In the third quarter of 2006, earnings per share were NOK 3.97 (USD 0.61) compared to NOK 4.01 (USD 0.61) in the third quarter of 2005. For the first nine months of 2006, earnings per share were NOK 13.22 (USD 2.03) compared to NOK 10.25 (USD 1.57) for the first nine months of 2005.

Increased income before financial items, income taxes and minority interest
Income before financial items, income taxes and minority interest increased to NOK 30.1 billion in the third quarter of 2006, up from NOK 23.9 billion in the third quarter of 2005. This was mainly related to an increase in the average oil price measured in NOK of 13% and a 33% increase in gas prices measured in NOK.

In the first nine months of 2006, income before financial items, income taxes and minority interest was NOK 90.8 billion compared to NOK 67.2 billion in the first nine months of 2005. The increase was mainly due to a 27% increase in the average oil price measured in NOK and a 41% increase in gas prices measured in NOK. The contribution from Statoil’s downstream operations increased both in the third quarter and in the first nine months of 2006 compared to the same periods in 2005. The increase in income before financial items, income taxes and minority interest was partly offset by an increase in cost items both in the third quarter and in the first nine months of 2006 compared to the same periods in 2005. The increase in depreciation, depletion and amortisation was largely due to reduction in the proved reserves estimates due to product sharing agreement (PSA) effects, while the increase in other cost items was mainly related to increased activity.

USGAAP income statement

USGAAP	Third quarter				Nine months ended 30 September				Full year
income statement	2006	2005		2006	2006	2005		2006	2005
(in millions)	NOK	NOK	Change	USD*	NOK	NOK	Change	USD*	NOK

Sales	106,245	102,802	3%	16,332	319,937	278,511	15%	49,181	384,653
Equity in net income of affiliates	92	233	(61%)	14	315	987	(68%)	48	1,090
Other income	4	9	(56%)	1	1,179	76	1,451%	181	1,668

Total revenues	106,341	103,044	3%	16,347	321,431	279,574	15%	49,411	387,411

Cost of goods sold	59,728	64,838	(8%)	9,181	181,249	170,231	6%	27,862	230,721
Operating expenses	8,194	7,311	12%	1,260	24,502	21,600	13%	3,766	30,243
Selling, general and administrative expenses	1,816	1,497	21%	279	5,701	4,615	24%	876	7,189
Depreciation, depletion and amortisation	5,025	4,398	14%	772	15,410	13,370	15%	2,369	20,962
Exploration expenses	1,514	1,130	34%	233	3,747	2,515	49%	576	3,253

Total expenses before financial items	76,277	79,174	(4%)	11,725	230,609	212,331	9%	35,449	292,368

Income before financial items, income taxes and minority interest	30,064	23,870	26%	4,621	90,822	67,243	35%	13,961	95,043

Net financial items	(2,197)	553	(497%)	(338)	2,003	(1,997)	200%	308	(3,512)

Income before income taxes and minority interest	27,867	24,423	14%	4,284	92,825	65,246	42%	14,269	91,531

Income taxes	(19,059)	(15,509)	23%	(2,930)	(63,591)	(42,455)	50%	(9,775)	(60,036)
Minority interest	(217)	(230)	(6%)	(33)	(631)	(584)	8%	(97)	(765)

Net income	8,591	8,684	(1%)	1,321	28,603	22,207	29%	4,397	30,730

Income before financial items, income taxes and minority interest for the	Third quarter				Nine months ended 30 September				Full year
segments	2006	2005		2006	2006	2005		2006	2005
(in millions)	NOK	NOK	Change	USD*	NOK	NOK	Change	USD*	NOK

E&P Norway	23,438	18,016	30%	3,603	68,308	51,594	32%	10,500	74,132
International E&P	3,123	3,675	(15%)	480	9,633	7,538	28%	1,481	8,364
Natural Gas	1,933	794	143%	297	7,678	3,466	122%	1,180	5,901
Manufacturing & Marketing	1,864	1,389	34%	287	5,857	4,901	20%	900	7,593
Other	(294)	(4)	(7,249%)	(45)	(654)	(256)	(155%)	(101)	(947)

Income before financial items, income taxes and minority interest	30,064	23,870	26%	4,621	90,822	67,243	35%	13,961	95,043

Financial data

	Third quarter				Nine months ended 30 September				Full year
	2006	2005		2006	2006	2005		2006	2005
	NOK	NOK	Change	USD*	NOK	NOK	Change	USD*	NOK

Weighted average number of ordinary shares outstanding	2,162,576,727	2,165,642,030			2,164,357,459	2,165,832,864			2,165,740,054
Earnings per share	3.97	4.01	(1%)	0.61	13.22	10.25	29%	2.03	14.19
ROACE (last 12 months)	28.4%	26.5%			28.4%	26.5%			27.6%
Cash flows provided by
operating activities (billion)	17.0	17.2	(1%)	2.6	52.2	56.3	(7%)	8.0	56.3
Gross investments (billion)	9.9	8.5	17%	1.5	30.5	37.1	(18%)	4.7	46.2
Net debt to capital employed ratio	9.7%	26.2%			9.7%	26.2%			15.1%

Operational data

	Third quarter				Nine months ended 30 September				Full year
	2006	2005	Change		2006	2005	Change		2005

Average oil price (USD/bbl)	69.2	60.1	15%		66.1	52.2	27%		53.6
NOK/USD average daily exchange rate	6.33	6.46	(2%)		6.42	6.38	1%		6.45
Average oil price (NOK/bbl) [4]	438	389	13%		424	333	27%		345
Gas prices (NOK/scm)	1.82	1.37	33%		1.88	1.33	41%		1.45
Refining margin, FCC (USD/boe) [5]	8.0	10.1	(21%)		7.9	7.8	1%		7.9
Total oil and gas production (1,000 boe/day) [6]	1,076	1,128	(5%)		1,129	1,148	(2%)		1,169
Total oil and gas liftings (1,000 boe/day) [7]	1,054	1,082	(3%)		1,129	1,137	(1%)		1,166
Production cost (NOK/boe, last 12 months)	25.3	21.8	16%		25.3	21.8	16%		22.3
Production cost normalised(NOK/boe, last 12 months) [8]	24.6	21.6	14%		24.6	21.6	14%		22.0

* Solely for the convenience of the reader, the figures for the third quarter and the first nine months of 2006 have been translated into US dollars at the rate of NOK 6.5053 to USD 1.00, the Federal Reserve noon buying rate in the City of New York on 30 September 2006.

Reduced oil and gas production
Total oil and gas production in the third quarter of 2006 was 1,076,000 barrels of oil equivalent (boe) per day, compared to 1,128,000 boe per day in the third quarter of 2005, a reduction of 5%. In the first nine months of 2006 total oil and gas production was 1,129,000 boe per day, compared to 1,148,000 boe per day in the first nine months of 2005, a reduction of 2%. The decrease in oil and gas production was mainly related to decreased entitlement production internationally due to PSA effects, a decline on some of the established oil fields, partly caused by technical and capacity related challenges within the drilling and well area, as well as more extensive maintenance turnarounds on the Norwegian continental shelf (NCS). The reduced production was partly offset by production from new fields that commenced production in the third and the fourth quarter of 2005.

Total oil and gas liftings in the third quarter of 2006 were 1,054,000 boe per day, compared to 1,082,000 boe per day in the same period of 2005. This implies an underlift of 22,000 boe per day in the third quarter of 2006. In the first nine months of 2006, total oil and gas liftings were 1,129,000 boe per day compared to 1,137,000 boe per day in the corresponding period of 2005.

Increased exploration activity
Exploration expenditure in the third quarter of 2006 was NOK 2.0 billion, compared to NOK 1.2 billion in the third quarter of 2005. The increase in exploration expenditure of NOK 0.7 billion was to a large extent due to an increase in the period’s exploration activity. Exploration expenses in the third quarter of 2006 amounted to NOK 1.5 billion, compared to NOK 1.1 billion in the third quarter of 2005.

	Third quarter				Nine months ended 30 September				Full year
Exploration	2006	2005		2006	2006	2005		2006	2005
(in millions)	NOK	NOK	Change	USD*	NOK	NOK	Change	USD*	NOK

Exploration expenditure (activity)	1,959	1,230	59%	301	5,471	3,244	69%	841	4,337
Expensed, previously capitalised exploration expenditure	83	24	246%	13	263	155	70%	40	158
Capitalised share of current period's exploration activity	(528)	(124)	(326%)	(81)	(1,987)	(884)	(125%)	(305)	(1,242)

Exploration expenses	1,514	1,130	34%	233	3,747	2,515	49%	576	3,253

A total of 16 exploration wells were completed in the third quarter of 2006, nine on the NCS and seven internationally. Six wells resulted in discoveries. Six exploration wells were completed in the third quarter of 2005.

In the first nine months of 2006 a total of 29 exploration and appraisal wells were completed, 14 on the NCS and 15 internationally. Eleven of these wells resulted in discoveries. The number of exploration wells completed in the first nine months of 2005 was 16.

Production cost per boe was NOK 25.3 for the 12 months ended 30 September 2006, compared to NOK 21.8 for the 12 months ended 30 September 2005 (8).

Normalised at a NOK/USD exchange rate of 6.00 and adjusted for the estimated volume reduction due to PSA effects, the production cost for the 12 months ended 30 September 2006 was NOK 24.6 per boe, compared to NOK 21.6 per boe for the 12 months ended 30 September 2005 (2). For an explanation and calculation of the normalised production unit cost, see - Use and reconciliation of non-GAAP financial measures below.

The 2007 target for production cost per boe is based on an average oil price of USD 30 per barrel (bbl) in the period 2005-2007. Based on realised oil and gas prices, the estimated PSA effects on production unit cost for the third quarter of 2006 was NOK 0.42 per boe (10).

The production unit cost, both actual and normalised, has increased, mainly due to a higher activity level, temporary lower production, and increasing industry cost pressure.

Net financial items amounted to a cost of NOK 2.2 billion in the third quarter of 2006, compared to an income of NOK 0.6 billion in the third quarter of 2005. Net financial items in the first nine months of 2006 were an income of NOK 2.0 billion, compared to a cost of NOK 2.0 billion in the same period of 2005.

The change in net financial items is mainly due to currency effects. Most of the currency result relates to realised effects on short-term balances in USD and unrealised effects on long-term debt.

Exchange rates	30.09.2006	30.06.2006	31.12.2005	30.09.2005	30.06.2005	31.12.2004

NOK/USD	6.50	6.24	6.77	6.54	6.55	6.04

Income taxes in the third quarter of 2006 were NOK 19.1 billion, equivalent to a tax rate of 68.4%. Income taxes in the third quarter of 2005 were NOK 15.5 billion, equivalent to a tax rate of 63.5%.

For the first nine months of 2006 income taxes were NOK 63.6 billion, with a corresponding tax rate of 68.5%. In comparison, income taxes in the same period of 2005 were NOK 42.5 billion with a corresponding tax rate of 65.1%. The increased tax rate, both in the third quarter and for the first nine months of 2006, was mainly due to relatively lower income generated outside the NCS, and a higher tax rate on international activity. This was partly offset by the positive tax effect of net financial items.

Capital distribution & dividend policy
On 10 May 2006 the annual general meeting authorised Statoil’s board of directors to acquire own shares for subsequent annulment. The authorisation is valid until the next ordinary general meeting, and applies to the acquisition of up to 50,000,000 shares in the market, at a price of between NOK 50 and NOK 500 per share. Under an agreement with the Norwegian state, which currently has an owner interest in Statoil of 70.9%, a proportion of the state’s shares will later be redeemed and annulled, so that the state’s owner interest remains unchanged.

As of 30 September 2006 Statoil has acquired 2,437,000 shares in the open market in accordance with this authorisation. In addition Statoil is obligated to acquire 5,936,463 shares from the Norwegian state. Both the acquired shares and the firm obligation are included in Treasury shares.

Statoil views the buy-back of shares as a flexible and efficient way to complement cash dividends as part of our total capital distribution to shareholders. It is Statoil's intention to pursue gradual implementation of the share buy-back authorisation, and it is therefore not likely that the authorisation will be fully utilised prior to its expiration.

Continued strong focus on HSE – most sustainable on Dow Jones Sustainability Index
The frequency of serious incidents in the third quarter of 2006 was record low. Since 2001 the frequency of serious incidents has been more than halved. One additional mitigation action, the on-site presence of HSE personnel, has in general been increased.

A spill of 174 scm base oil took place at Statoil’s lubricant factory in Nynäshamn in Sweden 29 September. The oil spill response operation has been successful, and in total approximately 95% have so far been efficiently recovered. Investigation is initiated.

Statoil's ambition for health, safety and the environment is zero harm. The group strives to achieve this through the safe behaviour programme, a large-scale safety training programme, cooperation with our suppliers and strong involvement by management.

For the third year in a row, Statoil was named the global sustainability leader among the oil and gas producers on the Dow Jones Sustainability Index.

	Third quarter		Nine months ended 30 September		Year
HSE	2006	2005	2006	2005	2005

Total recordable injury frequency	5.9	4.4	5.8	5.1	5.1
Serious incident frequency	1.8	2.1	1.9	2.4	2.3
Unintentional oil spills (number)	59	138	201	390	534
Unintentional oil spills (volume, scm)	180	19	194	92	442

Revised production target for oil and gas

Statoil has modified its previously announced target for oil and gas production in 2007 by about 3%. Production in 2006 is expected to be about 3% lower than the earlier forecast. However, the company is targeting a growth in production of approximately 14% from 2006 to 2007. Output in 2006 is expected to be 1,140,000 boe per day based on an oil price of USD 60 per bbl.

The production target for 2007 was reduced to 1,300,000 boe per day, with an indicative split between approximately 1,060,000 boe per day from the NCS and approximately 240,000 boe per day internationally. The target is based on an oil price of USD 60 per bbl for the period 2005-07.

As a direct consequence of reduced production, production costs per boe are expected to increase correspondingly for both 2006 and 2007 compared to previous guidance and target.

Important events
Recent important events include the following:

  On 5 September, Chevron as operator and partners Statoil and Devon announced that they had successfully completed a production test in the highly challenging structure Jack in the US Gulf of Mexico, which is the deepest successful well test in the Gulf of Mexico.
  Statoil has signed an agreement with Plains Exploration & Production under which Statoil will acquire working interest in two Gulf of Mexico deepwater discoveries and one exploration prospect. The existing leaseholders had pre-emption rights which have not been exercised.
  On 23 October, the Azeri-Chirag-Gunashli (ACG) field operator BP announced start-up of production from the East Azeri platform, four months ahead of schedule.
  In a press release on 9 October, Russian energy group Gazprom stated that they will develop the Shtokman field without foreign partners.
  A combined heat and power (CHP) plant is to be commissioned by Statoil at Mongstad near Bergen, Norway, following the receipt of a carbon dioxide emission permit from Norway’s Ministry of the Environment.
  Statoil was named the global sustainability leader among the world’s oil and gas companies in the Dow Jones Sustainability World Index (DJSI World) for the third year in a row.
  Statoil reached agreements with the US Securities and Exchange Commission (SEC), the US Department of Justice (DOJ), and the United States Attorney’s Office for the Southern District of New York (USAO) that settle the agencies’ investigations under US law related to Statoil’s 2002 contract with Horton Investments Ltd for business development in Iran.
Stavanger, 27 October 2006
Board of directors

E&P NORWAY

	Third quarter				Nine months ended 30 September				Full year
	2006	2005		2006	2006	2005		2006	2005
(in millions)	NOK	NOK	Change	USD*	NOK	NOK	Change	USD*	NOK

USGAAP income statement

Total revenues	29,660	23,864	24%	4,559	88,181	68,817	28%	13,555	97,623

Operating, general and administrative expenses	2,758	2,499	10%	424	8,717	7,246	20%	1,340	10,223
Depreciation, depletion and amortisation	2,927	2,600	13%	450	9,158	8,430	9%	1,408	11,450
Exploration expenses	537	749	(28%)	83	1,998	1,547	29%	307	1,818

Total expenses	6,222	5,848	6%	956	19,873	17,223	15%	3,055	23,491

Income before financial items, income taxes and minority interest	23,438	18,016	30%	3,603	68,308	51,594	32%	10,500	74,132

Operational data
Oil price (USD/bbl)	69.8	61.0	14%		66.6	52.7	27%		54.1

Liftings:
Oil (1,000 bbl/day)	489	499	(2%)		524	558	(6%)		562
Natural gas (1,000 boe/day)	402	389	3%		426	405	5%		423
Total oil and natural gas liftings (1,000 boe/day)	890	888	0%		949	963	(1%)		984

Production:
Oil (1,000 bbl/day)	507	543	(7%)		521	565	(8%)		562
Natural gas (1,000 boe/day)	402	389	3%		426	405	5%		423
Total oil and natural gas production (1,000 boe/day)	909	932	(2%)		947	970	(2%)		985

Income before financial items, income taxes and minority interest for E&P Norway was NOK 23.4 billion in the third quarter of 2006 compared to NOK 18.0 billion in the third quarter of 2005. The increase was primarily due to a 12% increase in the realised oil price measured in NOK, which contributed NOK 1.9 billion, a 32% increase in the transfer price of natural gas, which contributed NOK 2.0 billion, and a 3% increase in lifted volumes of natural gas, which contributed NOK 0.2 billion. Other income increased by NOK 2.1 billion mainly due to a reduction in write-down of inventory to production cost and an additional NOK 0.2 billion is related to reduced exploration expenses. The increase was partly offset by a 2% decrease in lifted volumes of oil, which reduced income by NOK 0.4 billion, an increase of NOK 0.3 billion in operating, general and administrative expenses, mainly due to higher transportation cost and operating plant cost, and an increase of NOK 0.3 billion related to increased depreciation expenses, mainly due to production start on the Kristin and Urd fields in the fourth quarter of 2005 and a change in the well factor depreciation principle.

In the first nine months of 2006 income before financial items, income taxes and minority interest was NOK 68.3 billion, compared to NOK 51.6 billion in the same period of 2005. The change was mainly due to a 27% increase in the realised oil prices measured in NOK contributing NOK 12.9 billion, a 34% increase in the transfer price of natural gas, which contributed NOK 6.1 billion, and a 5% increase in lifted volumes of natural gas, which contributed NOK 0.9 billion. Other income increased by NOK 2.6 billion mainly due to a change in write-down of inventory to production cost. This was partly offset by a 6% decrease in lifted volumes of oil, which reduced income by NOK 3.1 billion, and an increase of NOK 1.5 billion in operating, general and administrative expenses, mainly due to higher transportation cost and operating plant cost, an increase of NOK 0.7 billion in depreciation expenses, mainly due to the Kristin and Urd fields production start in the fourth quarter of 2005, a change in the well factor depreciation principle and the portfolio of producing fields, and an additional NOK 0.5 billion related to increased exploration expenses.

Average daily lifting of oil was 489,000 bbl per day in the third quarter of 2006 compared to 499,000 bbl per day in the third quarter of 2005, while average daily production of oil was 507,000 bbl per day in the third quarter of 2006, compared to 543,000 per day in the corresponding period of 2005.

In the first nine months of 2006 average daily lifting of oil was 524,000 bbl per day, compared to 558,000 bbl per day in the same period in 2005. Average daily oil production in the first nine months of 2006 was 521,000 bbl per day compared to 565,000 bbl per day in the same period in 2005.

The reduction in average daily production of oil in both periods was mainly related to a decline on some of the established oil fields, partly caused by technical and capacity related challenges within the drilling and well area, as well as reduced production caused by more extensive turnarounds in the third quarter and in the first nine months of 2006 as compared to the same periods in 2005. An unplanned shut-down on the Visund field from January to June 2006, caused by a gas leak, also contributed to reduced production in the first nine months of 2006. This was partly offset by increased volumes from the Kristin and Urd fields, which both came on stream at the beginning of November 2005.

Average daily gas production was 402,000 boe per day in the third quarter of 2006 compared to 389,000 boe per day in the third quarter of 2005, an increase of 3%. In the first nine months of 2006, average daily gas production was 426,000 boe per day compared to 405,000 boe per day in the same period of 2005. The reasons for the increase in both periods were higher customer offtake under existing long-term contracts than in the third quarter of 2005 and an increase in long-term contracted volumes.

Exploration expenditure (including capitalised exploration expenditure) amounted to NOK 0.7 billion in the third quarter of 2006, the same as in the corresponding period of 2005. In the first nine months of 2006 exploration expenditure was NOK 2.6 billion, compared to NOK 1.7 billion in the same period in 2005.

Exploration expenses were NOK 0.5 billion in the third quarter of 2006, compared to NOK 0.7 billion in the third quarter of 2005. Exploration expenses for the first nine months of 2006 were NOK 2.0 billion compared to NOK 1.5 billion in the same period in 2005.

There were only minor write-offs of prior periods’ capitalised exploration expenditure in both the third quarter of 2006 and the third quarter of 2005.

The main reasons for the increase in exploration expenses from the first nine months of 2005 to the first nine months of 2006 were higher drilling and seismic activity and generally more expensive wells, some of which were charged to expense.

In the third quarter of 2006, Statoil participated in the drilling and completion of nine exploration and appraisal wells, four of which wells resulted in discoveries. Discoveries were made in PL134B Morvin, PL193 Valemon, PL110B Tornerose and PL128 Trost. Three exploration and appraisal wells were completed in the third quarter of 2005.

In the first nine months of 2006, 14 exploration and appraisal wells and three exploration extensions have been completed on the NCS. Seven of the exploration and appraisal wells have resulted in discoveries. Drilling in four wells were ongoing at the end of the third quarter 2006.

Gas from Norway’s Sleipner and Troll fields in the North Sea is now being delivered to the UK market after the opening of the southern leg of the new Langeled pipeline.

INTERNATIONAL E&P

	Third quarter				Nine months ended 30 September				Full year
	2006	2005		2006	2006	2005		2006	2005
(in millions)	NOK	NOK	Change	USD*	NOK	NOK	Change	USD*	NOK

USGAAP income statement

Total revenues	6,766	6,015	12%	1,040	19,194	13,458	43%	2,951	19,563

Operating, general and administrative expenses	1,248	940	33%	192	3,621	2,374	53%	557	3,491
Depreciation, depletion and amortisation	1,418	1,019	39%	218	4,191	2,578	63%	644	6,273
Exploration expenses	977	381	156%	150	1,749	968	81%	269	1,435

Total expenses	3,643	2,340	56%	560	9,561	5,920	62%	1,470	11,199

Income before financial items, income taxes and minority interest	3,123	3,675	(15%)	480	9,633	7,538	28%	1,481	8,364

Operational data
Oil price (USD/bbl)	67.1	57.1	18%		63.6	49.7	28%		51.0

Liftings:
Oil (1,000 bbl/day)	147	157	(7%)		147	130	13%		139
Natural gas (1,000 boe/day)	17	37	(55%)		32	44	(26%)		43
Total oil and natural gas liftings (1,000 boe/day)	163	194	(16%)		180	174	3%		182

Production:
Oil (1,000 bbl/day)	150	159	(6%)		150	134	12%		142
Natural gas (1,000 boe/day)	17	37	(53%)		33	44	(26%)		43
Total oil and natural gas production (1,000 boe/day)	167	196	(15%)		182	178	2%		184

Income before financial items, income taxes and minority interest for International E&P was NOK 3.1 billion in the third quarter of 2006 compared to NOK 3.7 billion in the third quarter of 2005. The decrease was mainly related to a 16% decrease in lifted volumes, which contributed NOK 0.7 billion, a NOK 0.6 billion increase in exploration expenses, a NOK 0.4 billion increase in depreciation and a NOK 0.3 billion increase in operating, general and administrative expenses. This was partly offset by a 26% increase in the realised oil and gas prices for International E&P measured in NOK, contributing positively with NOK 0.9 billion and cargoes in transit with NOK 0.5 billion effect.

Income before financial items, income taxes and minority interest in the first nine months of 2006 was NOK 9.6 billion compared to NOK 7.5 billion in the corresponding period of 2005. The increase was mainly related to a 34% increase in realised oil and gas prices for International E&P measured in NOK, contributing NOK 4.2 billion, as well as a 3% increase in lifted volumes, contributing NOK 1.0 billion. This was partly offset by a NOK 1.2 billion increase in operating, general and administrative expenses, a NOK 0.8 billion increase in exploration expenses and a NOK 1.6 billion increase in depreciation. The depreciation increased both in the third quarter and in the first nine months of 2006 largely due to a reduction in the proved reserves estimates which implies higher depreciation under the PSAs in Angola and Algeria in 2006.

Average daily lifting of oil decreased from 157,000 bbl per day in the third quarter of 2005 to 147,000 bbl per day in the third quarter of 2006. In the first nine months of 2006 average daily lifting of oil increased to 147,000 bbl per day, compared to 130,000 bbl per day in the same period in 2005. Average daily production of oil decreased from 159,000 bbl per day in the third quarter of 2005 to 150,000 bbl per day in the third quarter of 2006. The average daily oil production in the first nine months of 2006 was 150,000 bbl per day, compared to 134,000 bbl per day in the same period of 2005.

The decrease in oil production from the third quarter of 2005 to the third quarter of 2006 was mainly related to lower entitlement production under the PSAs in Angola and lower production on the Lufeng field in China and the UK fields. This was partly offset by higher production related to the start-up of new fields such as Kizomba B and the West Azeri part of ACG, which came on stream in the third and fourth quarter of 2005, respectively.

Average daily gas production was 17,000 boe per day in the third quarter of 2006 compared to 37,000 boe per day in the third quarter of 2005. For the first nine months of 2006 average daily gas production was 33,000 boe per day, compared to 44,000 boe per day during the corresponding period of last year. The decrease in gas production was mainly attributable to decreased gas entitlement from the In Salah field due to disproportionate PSA effects.

Exploration expenditure (including capitalised exploration expenditure) was NOK 1.2 billion in the third quarter of 2006 compared to NOK 0.5 billion in the third quarter of 2005. Exploration expenditure for the first nine months of 2006 was NOK 2.8 billion compared to NOK 1.5 billion in the corresponding period of 2005. Exploration expenses were NOK 1.0 billion in the third quarter of 2006 compared to NOK 0.4 billion in the third quarter of 2005. Exploration expenses were NOK 1.7 billion in the first nine months of 2006 compared to NOK 1.0 billion in the same period in 2005. Increased exploration expenses were mainly due to increased exploration activity and generally more expensive wells.

During the third quarter of 2006, seven exploration and appraisal wells were completed internationally. The wells were Grand Cayman and Bonsai in the US Gulf of Mexico, Orquidea-2 and Violeta-2 in Angola block 17, Benbecula North in the UK, Brugdan in the Faroes and Titania S55 in Angola block 31. Discovery was confirmed in Titania S55 in Angola block 31, and the Orquidea-2 appraisal well has confirmed and expanded the potential of the Orquidea discovery in Angola block 17. No commercially viable oil or gas volumes were proven in the Brugdan well at the Faroes.

In the first nine months of 2006, 15 wells have been completed internationally and discoveries have been confirmed in four of them. Drilling in four wells was ongoing at the end of the third quarter.

On 5 September, Chevron as operator and partners Statoil and Devon announced that they have successfully completed a production test in the highly challenging structure Jack in the Gulf of Mexico. During the test the Jack-2 well sustained a flow rate of more than 6,000 bbl of oil per day. Test results are very encouraging and may indicate a significant discovery. The full magnitude of the field's potential is still being assessed.

On 18 September, Statoil and Plains Exploration & Production (PXP) signed an agreement pursuant to which Statoil will acquire PXP's working interest in two Gulf of Mexico deepwater discoveries and one exploration prospect. Statoil will pay PXP USD 700 million for these three assets. In addition, PXP will give Statoil a right of first negotiation for acquiring other deepwater Gulf of Mexico assets at a later stage. The existing leaseholders had pre-emption rights which have not been exercised.

On 9 October, Russian energy group Gazprom stated in a press release that they will develop the Shtokman field without foreign partners. Gazprom had previously announced that Statoil was one of the potential partners being considered for participation in the development of the Shtokman field.

On 11 October, Statoil announced that the company, together with PetroSA and Lurgi, have had success in demonstrating a technological solution for so-called gas-to-liquids (GTL). Last year the three partners formed a company (GTL.F1) that will upscale and commercialise GTL technology. Since 2004, the partners have tested the solution at PetroSA's production complex at Mossel Bay in South Africa.

On 17 October, Statoil announced that an appraisal well on the Orquidea field in block 17 on the Angolan continental shelf has strengthened hopes for a combined stand-alone development of the Cravo, Lirio, Orquidea and Violeta fields in the north-western part of block 17, where Statoil has a 13.33% interest. The Orquidea appraisal well not only confirmed the originally reservoir, but also indicated additional oil in a deeper formation.

On 23 October, the Azeri-Chirag-Gunashli (ACG) field operator BP announced start-up of production from the East Azeri platform, four months ahead of schedule. East Azeri completes Phase 2 of the ACG field development. It will take about two weeks for the first oil from East Azeri to reach the Sangachal terminal via a new susea pipeline to shore. Statoil has an 8.56% interest in the development.

NATURAL GAS

	Third quarter				Nine months ended 30 September				Full year
	2006	2005		2006	2006	2005		2006	2005
(in millions)	NOK	NOK	Change	USD*	NOK	NOK	Change	USD*	NOK

USGAAP income statement

Total revenues	13,899	10,455	33%	2,137	44,180	29,958	47%	6,791	45,823

Cost of goods sold	9,439	7,391	28%	1,451	29,258	20,147	45%	4,498	30,826
Operating, selling and administrative expenses	2,330	2,085	12%	358	6,620	5,780	15%	1,018	8,321
Depreciation, depletion and amortisation	197	185	6%	30	624	565	10%	96	775

Total expenses	11,966	9,661	24%	1,839	36,502	26,492	38%	5,611	39,922

Income before financial items, income taxes and minority interest	1,933	794	143%	297	7,678	3,466	122%	1,180	5,901

Operational data
Natural gas sales (Statoil equity) (bcm)	5.9	5.7	3%		18.5	17.6	5%		24.6
Natural gas sales (third-party volumes) (bcm)	0.7	0.9	(18%)		2.4	1.8	32%		2.6
Natural gas sales (bcm)	6.6	6.6	1%		20.9	19.4	8%		27.3
Natural gas price (NOK/scm)	1.82	1.37	33%		1.88	1.33	41%		1.45
Transfer price natural gas (NOK/scm)	1.40	1.06	32%		1.31	0.98	34%		1.04
Regularity at delivery point	100%	100%	0%		100%	100%	0%		100%

Income before financial items, income taxes and minority interest for Natural Gas was NOK 1.9 billion in the third quarter of 2006 compared to NOK 0.8 billion in the third quarter of 2005. The increase of 1.1 billion was mainly due to higher prices of natural gas and short term market derivatives, partly offset by higher transfer prices for natural gas from E&P Norway.

Income before financial items, income taxes and minority interest for the first nine months of 2006 was NOK 7.7 billion, compared to NOK 3.5 billion in the same period of 2005. The increase of NOK 4.2 billion was mainly due to higher prices of natural gas and higher sales volumes, and in addition a gain of NOK 0.9 billion on derivatives. This was partly offset by increased cost of goods sold related to an increased transfer price of natural gas from E&P Norway. Operating, selling and administrative expenses increased in the first nine months of 2006 due to increased volumes sold.

Natural gas sales for the third quarter of 2006 were 6.6 billion standard cubic metres (bcm), including sales of third-party liquefied natural gas (LNG), compared to 6.6 bcm in the third quarter of 2005. Of the total gas sales in the third quarter of 2006, 5.9 bcm was equity gas. Sales of natural gas volumes from the In Salah fields are reported by the International E&P segment. In the first nine months of 2006, natural gas sales were 20.9 bcm compared to 19.4 bcm in the same period in 2005. Of the total gas sales in the first nine months of 2006, equity gas was 18.5 bcm.

The average gas price for gas piped to Europe in the third quarter of 2006 was NOK 1.82 per standard cubic metre (scm), compared to NOK 1.37 per scm in the third quarter of 2005, an increase of 33%. The high price was mainly due to increased prices for gasoil and fueloil. The gas price was 41% higher in the first nine months of 2006 compared to the first nine months of 2005.

Cost of goods sold for the third quarter of 2006 increased by 28% compared to the third quarter of 2005, mainly due to a higher transfer price. The transfer price for gas from E&P Norway to Natural Gas was NOK 1.40 per scm in the third quarter of 2006, an increase of 32% compared to the transfer price in the third quarter of 2005 of NOK 1.06 per scm. The transfer price for gas from E&P Norway was 34% higher in the first nine months of 2006 compared to the first nine months of 2005.

On 16 August, the US Federal Energy Regulatory Commission (FERC) issued a Notice to Start Construction, representing the formal approval for Dominion to start construction of the facilities related to the expansion of the re-gasification capacity of the Cove Point Terminal, where Statoil has a long-term capacity contract.

Langeled Southern Leg from Sleipner to Easington was officially opened on 16 October, and was delivered NOK 3 billion below expected cost. The first commissioning volumes started flowing at the end of September. When Ormen Lange comes on stream, currently expected to occur in October 2007, the system is expected to have a total annual capacity of 20 bcm. This represents 20% of expected annual British gas requirements.

MANUFACTURING & MARKETING

	Third quarter				Nine months ended 30 September				Full year
	2006	2005		2006	2006	2005		2006	2005
(in millions)	NOK	NOK	Change	USD*	NOK	NOK	Change	USD*	NOK

USGAAP income statement

Total revenues	90,250	89,259	1%	13,873	269,443	242,533	11%	41,419	333,493

Cost of goods sold	84,144	83,638	1%	12,935	250,604	224,642	12%	38,523	308,124
Operating, selling and administrative expenses	3,850	3,723	3%	592	11,811	11,464	3%	1,816	15,704
Depreciation, depletion and amortisation	392	509	(23%)	60	1,171	1,526	(23%)	180	2,072

Total expenses	88,386	87,870	1%	13,587	263,586	237,632	11%	40,519	325,900

Income before financial items, income taxes and minority interest	1,864	1,389	34%	287	5,857	4,901	20%	900	7,593

Operational data
FCC margin (USD/bbl)	8.0	10.1	(21%)		7.9	7.8	1%		7.9
Contract price methanol (EUR/tonne)	250	220	14%		268	227	18%		225

Manufacturing & Marketing consists of the three business clusters Oil trading, Manufacturing and Energy & Retail (formerly Marketing).

Income before financial items, income taxes and minority interest for Manufacturing & Marketing in the third quarter of 2006 was NOK 1.9 billion compared to NOK 1.4 billion in the third quarter of 2005. In the first nine months of 2006 income before financial items, income taxes and minority interest was NOK 5.9 billion compared to NOK 4.9 billion in the same period in 2005. This increase was mainly due to good results from trading, lower depreciation within Manufacturing and results improvements in Energy & Retail. Borealis contributed NOK 0.7 billion in the first nine months of 2005, but was sold in the fourth quarter of 2005.

Oil trading income before financial items, income taxes and minority interest in the third quarter of 2006 was NOK 0.3 billion, compared to NOK 0.1 billion in the third quarter of 2005. The increase was mainly due to currency effects and regain of previous losses on hedging contracts, partly offset by negative changes in inventory values. In the first nine months of 2006 income before financial items, income taxes and minority interest was NOK 2.0 billion compared to NOK 1.2 billion in the same period of 2005. The increase was mainly due to improved results from trading.

Income before financial items, income taxes and minority interest from Manufacturing was NOK 1.2 billion in the third quarter of 2006, compared to NOK 0.9 billion in the third quarter of 2005. The increase was mainly due to higher regularity in the third quarter of 2006 compared to the third quarter of 2005, combined with higher methanol prices and lower depreciation due to reassessment of the Mongstad plant life. In the third quarter of 2006, the average FCC refining margin was USD 8.0 per bbl compared to USD 10.1 per bbl in the third quarter of 2005, a decrease of 21%. The average contract price of methanol was EUR 250 per tonne in the third quarter of 2006 compared to EUR 220 per tonne in the third quarter of 2005, an increase of 14%. In the first nine months of 2006, income before financial items, income taxes and minority interest was NOK 3.2 billion, compared to NOK 2.5 billion in the same period in 2005. The increase in the first nine months of 2006 compared to the first nine months of 2005 was mainly due to higher methanol prices and lower depreciations due to extension of plant life.

Income before financial items, income taxes and minority interest from Energy & Retail was NOK 0.4 billion in the third quarter of 2006, compared to NOK 0.2 billion in the third quarter of 2005. Income before financial items, income taxes and minority interest in the first nine months of 2006 was NOK 0.8 billion compared to NOK 0.5 billion in the same period in 2005. The increases are mainly due to improved market conditions and lower costs.

On 12 October Statoil received a carbon dioxide emission permit from Norway’s Ministry of the Environment, enabling Statoil to commission a combined heat and power (CHP) plant at Mongstad. The CHP plant is an important industrial and environmental project that is expected to improve Mongstad’s competitive position. An agreement between Statoil and Norway’s Ministry of Petroleum and Energy covers the development of technology which can provide good and cost-effective solutions for managing carbon dioxide. Plans call for the CHP plant to come on line in 2010. Statoil has concluded a 20-year agreement with Dong Energy, which will own, build and operate the facility.

On 21 June Statoil entered into an agreement to sell Statoil Ireland to Topaz, a financial consortium lead by Ion Equity. The transaction will be completed on 31 October. The resulting gain from this transaction is estimated to NOK 0.6 billion before tax and will be included in the Manufacturing & Marketing segment in the fourth quarter of 2006.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows provided by operating activities were NOK 17.0 billion in the third quarter of 2006, compared to NOK 17.2 billion in the third quarter of 2005. The cash flows provided by operating activities were NOK 52.2 billion in the first nine months of 2006, compared to NOK 56.3 billion in the same period in 2005. The decrease in cash flows provided by operating activities of NOK 4.1 billion in the first nine months of 2006, compared to the first nine months of 2005 was mainly due to relative changes in short-term investments of NOK 24.9 billion and an increase in taxes paid of NOK 10.4 billion. This was partly offset by an increase in cash flow from underlying operations of NOK 28.7 billion and decreased working capital of NOK 3.0 billion.

Cash flows used in investment activities were NOK 8.4 billion in the third quarter of 2006 compared to NOK 7.7 billion in the third quarter of 2005. In the first nine months of 2006, the cash flows used in investment activities were NOK 24.0 billion compared to NOK 37.0 billion in the same period in 2005.

Gross investments, defined as additions to property, plant and equipment (including intangible assets and long-term share investments) and capitalised exploration expenditure, were NOK 9.9 billion in the third quarter of 2006, compared to NOK 8.5 billion in the third quarter of 2005. In the first nine months of 2006, gross investments were NOK 30.5 billion, as compared to NOK 37.1 billion in the same period in 2005. Total gross investments in the first nine months of 2005 include the acquisition of the deepwater Gulf of Mexico assets of NOK 13.3 billion.

Gross	Third quarter				Nine months ended 30 September				Full year
investments	2006	2005		2006	2006	2005		2006	2005
(in billions)	NOK	NOK	Change	USD*	NOK	NOK	Change	USD*	NOK

- E&P Norway	5.6	4.2	33%	0.9	15.8	11.8	34%	2.4	16.3
- International E&P	3.3	3.2	2%	0.5	11.6	22.1	(47%)	1.8	25.3
- Natural Gas	0.5	0.6	(25%)	0.1	1.6	1.8	(12%)	0.2	2.5
- Manufacturing & Marketing	0.5	0.4	32%	0.1	1.2	1.1	9%	0.2	1.6
- Other	0.1	0.1	(17%)	0.0	0.2	0.3	(19%)	0.0	0.5

Total gross investment	9.9	8.5	17%	1.5	30.5	37.1	(18%)	4.7	46.2

Reconciliation of cash flow to gross investments	Third quarter		Nine months ended 30 September		Year
(in NOK billion)	2006	2005	2006	2005	2005

Cash flows to investments	8.4	7.7	24.0	37.0	37.7
NCS portfolio transactions	0.0	0.1	0.1	(1.1)	(1.0)
Snøhvit vessels capital leases	0.6	-	2.2	-	-
Proceeds from sales of assets	0.0	0.1	1.5	0.7	8.9
Other changes in long-term loans granted and other long-term items	0.9	0.6	2.6	0.5	0.7

Gross investments	9.9	8.5	30.5	37.1	46.2

Cash flows used in financing activities were NOK 0.5 billion in the third quarter of 2006 compared to NOK 1.5 billion in the third quarter of 2005.

In the first nine months of 2006, cash flows used in financing activities amounted to NOK 18.1 billion compared to NOK 14.1 billion in the same period in 2005. The main reason for the increase in cash flows used in financing activities was the increase in dividend paid to shareholders in 2006. The amount reported for the first nine months of 2006 includes a dividend paid to shareholders of NOK 17.8 billion related to the annual result in 2005, while the dividend paid to shareholders in the same period in 2005 was NOK 11.5 billion.

There were no new long-term borrowings as of 30 September 2006, compared to NOK 0.4 billion in the same period in 2005. Repayment of long-term debt in the first nine months of 2006 was NOK 1.4 billion compared to NOK 2.8 billion in the same period in 2005.

Interest-bearing debt. Gross interest-bearing debt was NOK 37.1 billion at the end of the third quarter of 2006 compared to NOK 35.7 billion at the end of the third quarter of 2005. Increase in gross interest-bearing debt was mainly related to short-term debt as a consequence of the Norwegian state’s redemption of a proportional amount of its shares under its agreement with Statoil in connection with the share repurchase program.

Currency swaps are used for risk management purposes, to ensure that Statoil’s long-term interest-bearing debt is maintained in USD. As a result, nearly all long-term debt is exposed to changes in the NOK/USD exchange rate. The NOK/USD rate on 30 September 2006 was almost equal to the NOK/USD rate on 30 September 2005.

Net interest-bearing debt (9) was positive with NOK 6.7 billion as of 30 September 2006 compared to net interest-bearing debt of NOK 19.8 billion as of 30 September 2005. As of 31 December 2005, net interest-bearing debt was NOK 19.3 billion.

The decrease in net interest-bearing debt from the third quarter of 2005 to the third quarter of 2006 was mainly related to an increase in liquid assets of NOK 27.4 billion, partly offset by an increase in gross interest-bearing debt of NOK 1.4 billion. The increase in liquid assets was mainly due to high cash flow from operational activities, resulting from high oil prices in 2006, in combination with low liquid assets in 2005 as a result of the deepwater Gulf of Mexico acquisition of NOK 13.3 billion. The increase in gross interest-bearing debt was mainly due to short-term debt owed to the Norwegian state, as described above.

Normalised for the cash build-up before tax payment, net interest-bearing debt was NOK 12.7 billion as of 30 September 2006, compared to NOK 34.6 billion on the corresponding date in 2005.

Net debt to capital employed ratio, defined as net interest-bearing debt to capital employed, was negative 6.1% as of 30 September 2006, compared to 16.9% as of 30 September 2005. Normalised for the cash build-up before tax payment, the net debt to capital employed ratio was 9.7% at 30 September 2006 compared to 26.2% at the corresponding point in time in 2005. The reduction in net debt to capital employed ratio was mainly related to a reduction in net interest-bearing debt.

In the calculation of net interest-bearing debt, Statoil makes certain adjustments, which make net interest-bearing debt and the net debt to capital employed ratio non-GAAP financial measures. For an explanation and calculation of the ratio, see - Use and reconciliation of non-GAAP financial measures below.

Cash, cash equivalents and short-term investments were NOK 43.0 billion as of 30 September 2006, compared to NOK 15.6 billion as of 30 September 2005. Cash and cash equivalents were NOK 17.2 billion as of 30 September 2006, compared to NOK 10.0 billion as of 30 September 2005. Short-term investments amounted to NOK 25.8 billion as of 30 September 2006, compared to NOK 5.6 billion as of 30 September 2005.

Working capital (total current assets less current liabilities) was increased by NOK 12.7 billion from a negative working capital of NOK 13.2 billion as of 30 September 2005 to a negative working capital of NOK 0.5 billion as of 30 September 2006. The change in working capital was mainly related to an increase in cash equivalents and short-term investments of NOK 27.4 billion, an increase in prepaid expenses of NOK 5.1 billion and inventories of NOK 3.3 billion. This was partly offset by an increase in income taxes payable of NOK 17.1 billion, an increase in short-term debt of NOK 2.2 billion and an increase in accrued liabilities of NOK 3.4 billion.

Horton matter
The Norwegian National Authority for Investigation and Prosecution of Economic and Environmental Crime (Økokrim) conducted an investigation concerning an agreement which Statoil entered into in 2002 with Horton Investments Ltd for consultancy services in Iran. In June 2004, Økokrim informed Statoil that it had concluded that Statoil had violated the Norwegian Penal Code’s prohibitions on trading in influence, which became effective on 4 July, 2003, and imposed a penalty of NOK 20 million (USD 3 million). In October 2004, Statoil agreed to accept the penalty without admitting or denying the charges by Økokrim.

On 13 October, 2006, Statoil announced that it had reached agreements with the US Securities and Exchange Commission (SEC), the US Department of Justice (DOJ), and the United States Attorney’s Office for the Southern District of New York (USAO). Statoil has, in the agreements with the DOJ and USAO, accepted a penalty of USD 10.5 million for having violated the US Foreign Corrupt Practices Act (FCPA), and responsibility for bribery, by making payments to an Iranian official in 2002 and 2003 in order to induce him to use his influence to obtain the award to Statoil of a contract to develop phases 6, 7 and 8 of the Iranian South Pars gas field, for accounting for those payments improperly in its books and records, and for having insufficient internal controls in place to prevent the payments. The NOK 20 million (USD 3 million) fine paid to Økokrim will be deducted, so that the fine actually payable by Statoil under this agreement will be USD 7.5 million. Statoil has, in the agreement with the SEC, accepted disgorgement of USD 10.5 million in addition to the penalty payable under the agreement with the DOJ and USAO.

Since it first learned of the payments in September 2003, Statoil has taken prompt and forceful steps to put in place new policies and practices to ensure the highest standards of transparency and ethical conduct. Among other actions, Statoil retained outside counsel to conduct a thorough internal review and adopted stronger new internal controls and stricter new ethical policies and practices. Statoil has cooperated fully with the SEC, DOJ and USAO throughout their inquiries, and shared the results of the internal review with the agencies.

The settlement takes the form of a three-year deferred prosecution agreement with the DOJ and USAO and a Cease and Desist Order with the SEC. In the deferred prosecution agreement, Statoil has consented to the filing with the United States Court for the Southern District of New York of a criminal information charging violations of the anti-bribery and books and records provisions of the FCPA. If Statoil fulfils its obligations under the deferred prosecution agreement for three years the criminal charges will be dismissed and the Horton case will be closed.

Specifically, the settlements contain the following main points:

  In the deferred prosecution agreement with the DOJ and USAO, Statoil accepts responsibility for the facts described in the “Statement of Facts.” In the SEC Cease and Desist Order, Statoil accepts the “Statement of Facts” on a “no admit, no deny” basis.
  Statoil accepts a penalty totalling USD 21 million – half as a fine payable under the agreement with the DOJ and USAO and half as disgorgement to the SEC. The fine of USD 3 million already paid by Statoil to the Norwegian National Authority for Investigation and Prosecution of Economic and Environmental Crime (Økokrim) will be deducted, so that Statoil will actually pay a total of USD 18 million to the US authorities.
  Statoil will retain, over a three-year period, a Compliance Consultant. That person will review Statoil’s controls, policies and procedures related to compliance with the Foreign Corrupt Practices Act.
  During the three year period of the deferred prosecution agreement, Statoil agrees to cooperate fully with US authorities in all matters relating to the Foreign Corrupt Practices Act.
  No person authorised to speak for the company shall make public statements contradicting the Statement of Facts that forms a part of the settlement documents with DOJ and USAO. Those documents are filed in the United States District Court for the Southern District of New York.
Iranian authorities have been carrying out inquiries into the matter. In April 2004 the Iranian Consultative Assembly initiated an official probe into allegations of corruption in connection with the Horton matter with Iran. The probe was finalised for the parliamentary session at the end of May 2004. It was reported in the international press that at such time no evidence of wrongdoing by the subjects of the probe in Iran had been revealed by the probe.

USE AND RECONCILIATION OF NON-GAAP FINANCIAL MATTERS

Statoil is subject to SEC regulations regarding the use of "non-GAAP financial measures" in public disclosures. Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP.

For more information on our use of non-GAAP financial measures, see Item 5 - Operating and Financial Review and Prospects - Use of Non-GAAP Financial Measures in Statoil's 2005 Annual Report on Form 20-F.

The following financial measures may be considered non-GAAP financial measures:
• Return on average capital employed (ROACE)
• Normalised production cost per bbl
• Net debt to capital employed ratio

ROACE
Statoil uses ROACE to measure the return on capital employed regardless of whether the financing is through equity or debt. This measure is viewed by the company as providing useful information, both for the company and investors, regarding performance for the period under evaluation. Statoil makes regular use of this measure to evaluate its operations. Statoil's use of ROACE should not be viewed as an alternative to income before financial items, income taxes and minority interest, or to net income, which are the measures calculated in accordance with generally accepted accounting principles or ratios based on these figures.

The following table shows our ROACE calculation based on reported figures:

Calculation of numerator and denominator used in ROACE calculation	Twelve months ended 30 September		Year ended 31 December
(in NOK million, except percentages)	2006	2005	2005

Net income for the last 12 months	37,126	32,250	30,730
Minority interest for the last 12 months	812	797	765
After-tax net financial items for the last 12 months	(634)	(1,297)	937

Net income adjusted for minority interest and net financial items after tax (A1)	37,304	31,750	32,432

Calculated average capital employed:
Average capital employed before adjustments (B1)	114,606	107,517	117,327
Average capital employed (B3)	131,146	119,792	117,300

Calculated ROACE
Calculated ROACE based on average capital employed before adjustments (A1/B1)	32.5%	29.5%	27.6%
Calculated ROACE based on average capital employed (A1/B3)	28.4%	26.5%	27.6%

Normalised production cost

Normalised production cost in NOK per bbl is used to evaluate the underlying development in the production cost. Statoil's production costs internationally are mainly incurred in USD. In order to exclude currency effects and to reflect the change in the underlying production cost, the NOK/USD exchange rate is held constant at 6.00 in the calculations of normalised production cost. The normalised figures for the relevant previous periods have been restated in order to facilitate comparison.

Produced volumes used in the calculation of the normalised production cost per boe have been adjusted for PSA effects. The group's 2007 target for production cost per boe is based on an oil price of USD 30 per bbl in the period 2005-2007. Higher oil price levels affect the production entitlements negatively, and hence the production unit cost (10).

Normalised production cost per boe is reconciled in the table below to the most comparable GAAP measure, production cost per boe.

	Twelve months ended 30 September		Twelve months ended 31 December
Production cost per boe	2006	2005	2005

Total production costs last 12 months (in NOK million)	10,682	9,252	9,499
Produced volumes last 12 months (million boe)	422	424	427
Average NOK/USD exchange rate last 12 months	6.46	6.37	6.44

Production cost (USD/boe)	3.92	3.43	3.45

Calculated production cost (NOK/boe)	25.3	21.8	22.3

Normalisation of production cost per boe
Total production costs last 12 months (in NOK million)	10,682	9,252	9,499
Production costs last 12 months International E&P (in USD million)	338	235	261
Normalised exchange rate (NOK/USD)	6.00	6.00	6.00

Production costs last 12 months International E&P normalised at NOK/USD 6.00	2,026	1,407	1,568
Production costs last 12 months E&P Norway (in NOK million)	8,504	7,755	7,807

Total production costs last 12 months in NOK million (normalised)	10,530	9,162	9,375

Produced volumes last 12 months (million boe)	422	424	427
Adjustment for estimated loss of production under production sharing agreements [10]	7	negligible	negligible

Estimated produced volumes	429	424	427

Production cost (NOK/boe) normalised at NOK/USD 6.00 [8]	24.6	21.6	22.0

Net debt to capital employed ratio

The calculated net debt to capital employed ratio is viewed by the company as providing a more complete picture of the group’s current debt situation than gross interest-bearing debt. The calculation uses balance sheet items related to total debt and adjusts for cash, cash equivalents and short-term investments. Two further adjustments are made for two different reasons:

  Since different legal entities in the group lend to projects and others borrow from banks, project financing through an external bank or similar institution will not be netted in the balance sheet, and will over-report the debt stated in the balance sheet compared to the underlying exposure in the group.
  Some interest-bearing elements are classified together with non-interest bearing elements, and are therefore included when calculating the net interest-bearing debt.
The net interest-bearing debt adjusted for these two items is included in the average capital employed, which is also used in the calculation of the ROACE.

The table below reconciles net interest-bearing debt, capital employed and net debt to capital employed ratio to the most directly comparable financial measure or measures calculated in accordance with GAAP.

Calculation of capital employed and net debt to capital employed ratio	30 September	30 September	31 December
(in NOK million)	2006	2005	2005

Total shareholders' equity	116,028	95,938	106,644
Minority interest	1,472	1,611	1,492

Total equity and minority interest (A)	117,500	97,549	108,136

Short-term debt	5,857	3,614	1,529
Long-term debt	31,247	32,054	32,564

Gross interest-bearing debt	37,104	35,668	34,093

Cash and cash equivalents	(17,209)	(10,024)	(7,025)
Short-term investments	(25,771)	(5,606)	(6,841)

Cash and cash equivalents and short-term investments	(42,980)	(15,630)	(13,866)

Net debt before adjustments (B1)	(5,876)	20,038	20,227

Other interest-bearing elements	1,718	2,406	1,783
Adjustment for project loan	(2,547)	(2,621)	(2,723)

Adjusted net interest-bearing debt before normalisation for cash build-up (B2)	(6,705)	19,823	19,287

Normalisation for cash build-up before tax payment (50% of tax payment)	19,375	14,750	-

Net interest-bearing debt (B2)	(6,705)	19,823	19,287

Normalisation for cash-build up before tax payment (50% of tax payment)	19,375	14,750	-

Net interest-bearing debt (B3)	12,670	34,573	19,287

Calculation of capital employed
Capital employed before adjustments to net interest-bearing debt (A+B1)	111,624	117,587	128,363
Capital employed before normalisation for cash build-up for tax payment (A+B2)	110,795	117,372	127,423
Capital employed (A+B3)	130,170	132,122	127,423

Calculated net debt to capital employed
Net debt to capital employed before adjustments (B1/(A+B1))	(5.3%)	17.0%	15.8%
Net debt to capital employed before normalisation for tax payment (B2/(A+B2)	(6.1%)	16.9%	15.1%
Net debt to capital employed (B3/(A+B3))	9.7%	26.2%	15.1%

End notes

(1) After-tax return on average capital employed for the last 12 months is calculated as net income before minority interest and after-tax net financial items, divided by the average of opening and closing balances of net interest-bearing debt, shareholders’ equity and minority interest. See table under Use and reconciliation of non-GAAP financial measures–Return on average capital employed for a reconciliation of the numerator. See table under Use and reconciliation of non-GAAP financial measures – Net debt to capital employed ratio for a reconciliation of capital employed.

(2) For purposes of measuring Statoil’s performance against the 2007 target for normalised production cost a NOK/USD exchange rate of 6.00 is used. The normalisation assumption was changed in the second quarter of 2006. The historical normalised figures have been restated in order to facilitate comparison. Certain reclassifications have been made to figures of relevant previous periods in order to be consistent with the current period’s classifications. The normalised production cost per boe is also adjusted for PSA effects. See end note 10 below.

(3) For a definition of non-GAAP financial measures and use of ROACE, see Use and reconciliation of non-GAAP financial measures.

(4) The group’s oil price is a volume-weighted average of the segment prices of oil and natural gas liquids (NGL), including a margin for oil sales, trading and supply (O&S).

(5) FCC: fluid catalytic cracking.

(6) Oil volumes include condensate and NGL, exclusive of royalty oil.

(7) Lifting of oil corresponds to sales of oil for E&P Norway and International E&P. Deviations from share of total lifted volumes from the field compared to the share in the field production are due to periodic over- or underliftings.

(8) The production cost is calculated by dividing operational costs related to the production of oil and natural gas by the total production of oil and natural gas. For a specification of normalising assumptions, see end note 2. For normalisation of production cost, see table under Production cost.

(9) Net interest-bearing debt is long-term interest-bearing debt and short-term interest-bearing debt reduced by cash, cash equivalents and short-term investments. In the first and third quarter, net interest-bearing debt is normalised by excluding 50% of the cash build-up related to tax payments due in the beginning of April and October each year.

(10) High oil prices contribute to considerably higher earnings and profitability in international projects with production sharing agreements (PSA) than was anticipated in 2004, when Statoil set its targets for 2007.

This means that these projects will, earlier than assumed, move from a phase where earnings cover development costs to a phase where profits are generated. In PSA contracts, the higher the oil price as soon as the field is profitable, the smaller the share of production that goes to the partners. The concrete effect varies between different agreements and countries.

FORWARD LOOKING STATEMENTS

This Operating and Financial Review contains certain forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts, including, among others, statements such as those regarding Statoil’s oil and gas production forecasts; targets with respect to return on average capital employed, production costs and other measures; targets with respect to participation in drilling and exploration activities; plans for future development and operation of projects; reserve information; expected exploration and development activities or expenditures; expected start-up dates for projects; expected gains from the sale of assets; expected acquisitions or dispositions of assets; and the redemption, repurchase or annulment of shares buy-back policy are forward-looking statements. Forward-looking statements are sometimes, but not always, identified by such phrases as “will”, “expects”, “is expected to”, “should”, “may”, “is likely to”, “intends” and “believes”. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; currency exchange rates; political and economic policies of Norway and other oil-producing countries; general economic conditions; political stability and economic growth in relevant areas of the world; global political events and actions, including war, terrorism and sanctions; the timing of bringing new fields on stream; material differences from reserves estimates; inability to find and develop reserves; adverse changes in tax regimes; development and use of new technology; geological or technical difficulties; the actions of competitors; the actions of field partners; the actions of governments; relevant governmental approvals; industrial actions by workers; prolonged adverse weather conditions; natural disasters and other changes to business conditions. Additional information, including information on factors which may affect Statoil’s business, is contained in Statoil’s 2005 Annual Report on Form 20-F filed with the US Securities and Exchange Commission, which can be found on Statoil’s web site at www.statoil.com.

CONSOLIDATED STATEMENTS OF INCOME - USGAAP

	For the three months ended September 30,		For the nine months ended September 30,		For the year ended December 31,
(in NOK million)	2006	2005	2006	2005	2005

REVENUES
Sales	106,245	102,802	319,937	278,511	384,653
Equity in net income of affiliates	92	233	315	987	1,090
Other income	4	9	1,179	76	1,668

Total revenues	106,341	103,044	321,431	279,574	387,411

EXPENSES
Cost of goods sold	(59,728)	(64,838)	(181,249)	(170,231)	(230,721)
Operating expenses	(8,194)	(7,311)	(24,502)	(21,600)	(30,243)
Selling, general and administrative expenses	(1,816)	(1,497)	(5,701)	(4,615)	(7,189)
Depreciation, depletion and amortization	(5,025)	(4,398)	(15,410)	(13,370)	(20,962)
Exploration expenses	(1,514)	(1,130)	(3,747)	(2,515)	(3,253)

Total expenses before financial items	(76,277)	(79,174)	(230,609)	(212,331)	(292,368)

Income before financial items, income taxes and minority interest	30,064	23,870	90,822	67,243	95,043

Net financial items	(2,197)	553	2,003	(1,997)	(3,512)

Income before income taxes and minority interest	27,867	24,423	92,825	65,246	91,531

Income taxes	(19,059)	(15,509)	(63,591)	(42,455)	(60,036)
Minority interest	(217)	(230)	(631)	(584)	(765)

Net income	8,591	8,684	28,603	22,207	30,730

Ordinary and diluted earnings per ordinary share	3.97	4.01	13.22	10.25	14.19

Dividend declared per ordinary share	-	-	8.20	5.30	5.30

Weighted average number of ordinary shares outstanding	2,162,576,727	2,165,642,030	2,164,357,459	2,165,832,864	2,165,740,054

See notes to the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS - USGAAP

	At September 30,	At September 30,	At December 31,
(in NOK million)	2006	2005	2005

ASSETS

Cash and cash equivalents	17,209	10,024	7,025
Short-term investments	25,771	5,606	6,841

Cash, cash equivalents and short-term investments	42,980	15,630	13,866

Accounts receivable	35,577	37,094	42,816
Inventories	11,592	8,274	8,369
Prepaid expenses and other current assets	16,583	11,481	12,815

Total current assets	106,732	72,479	77,866

Investments in affiliates	4,911	10,698	4,352
Long-term receivables	8,539	7,492	9,618
Net property, plant and equipment	195,219	177,310	180,669
Other assets	16,958	16,018	16,474

TOTAL ASSETS	332,359	283,997	288,979

LIABILITIES AND SHAREHOLDERS' EQUITY

Short-term debt	5,857	3,614	1,529
Accounts payable	20,697	21,344	22,518
Accounts payable - related parties	7,797	8,338	9,766
Accrued liabilities	16,568	13,199	14,030
Income taxes payable	56,273	39,171	29,752

Total current liabilities	107,192	85,666	77,595

Long-term debt	31,247	32,054	32,564
Deferred income taxes	47,737	42,833	43,314
Other liabilities	28,683	25,895	27,370

Total liabilities	214,859	186,448	180,843

Minority interest	1,472	1,611	1,492

Common stock (NOK 2.50 nominal value), 2,166,143,715 and 2,189,585,600 shares, respectively, authorized and issued	5,415	5,474	5,474
Treasury shares	(24)	(60)	(60)
Additional paid-in capital	37,344	37,295	37,305
Additional paid-in capital related to Treasury shares	(1,578)	(71)	(96)
Retained earnings	76,248	56,879	65,401
Accumulated other comprehensive income (loss)	(1,377)	(3,579)	(1,380)

Total shareholders' equity	116,028	95,938	106,644

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	332,359	283,997	288,979

See notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS - USGAAP

	For the nine months ended September 30,		For the year ended December 31,

(in NOK million)	2006	2005	2005

OPERATING ACTIVITIES
Consolidated net income	28,603	22,207	30,730

Adjustments to reconcile net income to net cash flows provided by operating activities:
Minority interest in income	631	584	765
Depreciation, depletion and amortization	15,410	13,472	21,097
Exploration expenditures written off	263	155	158
(Gains) losses on foreign currency transactions	369	706	1,330
Deferred taxes	2,419	(1,875)	(5,078)
(Gains) losses on sales of assets and other items	(753)	(148)	(1,605)

Changes in working capital (other than cash and cash equivalents):
• (Increase) decrease in inventories	(3,167)	(1,417)	(1,664)
• (Increase) decrease in accounts receivable	7,403	(6,401)	(11,625)
• (Increase) decrease in prepaid expenses and other current assets	(4,086)	(3,643)	(1,842)
• (Increase) decrease in short-term investments	(18,930)	6,015	4,780
• Increase (decrease) in accounts payable	(5,912)	5,302	7,923
• Increase (decrease) in other payables	2,571	(3)	282
• Increase (decrease) in taxes payable	26,527	20,054	10,522

(Increase) decrease in non-current items related to operating activities	855	1,251	477

Cash flows provided by operating activities	52,203	56,259	56,250

INVESTING ACTIVITIES
Acquisitions, net of cash acquired	0	(13,255)	(13,154)
Additions to property, plant and equipment	(23,441)	(23,051)	(31,389)
Exploration expenditures capitalized	(1,987)	(884)	(1,242)
Change in long-term loans granted and other long-term items	(72)	(596)	(734)
Proceeds from sale of business	0	0	7,802
Proceeds from sale of assets	1,524	748	1,053

Cash flows used in investing activities	(23,976)	(37,038)	(37,664)

FINANCING ACTIVITIES
New long-term borrowings	18	412	422
Repayment of long-term borrowings	(1,428)	(2,799)	(3,187)
Distribution to minority shareholders	(645)	(610)	(910)
Dividends paid	(17,756)	(11,481)	(11,481)
Treasury shares purchased	(481)	0	0
Net short-term borrowings, bank overdrafts and other	2,201	386	(1,358)

Cash flows used in financing activities	(18,091)	(14,092)	(16,514)

Net increase (decrease) in cash and cash equivalents	10,136	5,129	2,072

Effect of exchange rate changes on cash and cash equivalents	48	(133)	(75)
Cash and cash equivalents at the beginning of the period	7,025	5,028	5,028

Cash and cash equivalents at the end of the period	17,209	10,024	7,025

See notes to the consolidated financial statements.

1. ORGANIZATION AND BASIS OF PRESENTATION

These consolidated interim USGAAP financial statements are unaudited, but reflect all adjustments that, in the opinion of management, are necessary to provide a fair presentation of the financial position, results of operations and cash flows for the dates and periods covered. All such adjustments are of normal and recurring nature. Interim period results are not necessarily indicative of results of operations or cash flows for a full-year period. The income statement and balance sheet as of and for the year ended December 31, 2005 have been derived from the audited financial statements at that date but do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These interim financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in Statoil's financial statements for the year ended December 31, 2005. Certain reclassifications have been made to prior periods' figures to be consistent with the current period's classifications.

As of January 1, 2005, Statoil adopted Financial Accounting Standard Board (FASB) Staff Position FSP FAS 19-1, Accounting for Suspended Well Costs. Upon adoption of the FSP, the Company evaluated all existing capitalized exploratory well expenditures under the provisions of the FSP. The adoption did not have any effects on Statoil's Consolidated Statements of Income and financial position.

As of July 1, 2005 Statoil adopted FAS 153 Exchanges of Non-monetary Assets. Before adoption of FAS 153 Statoil recognized some exchanges at book value. After the adoption of FAS 153 only exchanges which lack commercial substance will be recognized at book value. The pronouncement is only required to be recognized prospectively and therefore no cumulative effect is recognized.

In March 2005, the FASB issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (FIN 47), which is effective for fiscal years ending after December 15, 2005. FIN 47 clarifies the requirement to record liabilities stemming from a legal obligation to retire assets, when a retirement depends on a future event. Statoil adopted FIN 47 in the fourth quarter of 2005. Application of the new interpretation resulted in an increase in net property, plant and equipment of NOK 35 million, an increase in accrued asset retirement obligation of NOK 95 million and a reduction in deferred tax of NOK 17 million. The increase represents the removal costs of retail stations. We consider that refining and processing plants that are not limited by an expected license period have indefinite lives and that there is no measurable asset retirement obligation. The implementation effect of NOK 43 million after tax is recorded as Operating expenses in the segment Other and eliminations.

As of January 1, 2006 Statoil adopted FAS 154 Accounting Changes and Error corrections as a replacement of APB Opinion No. 20 and FASB Statement No. 3. APB 20 required that most voluntary changes in accounting principle should be recognized in net income of the period of the change. The recognized effect should be the cumulative effect of changing to the new accounting principle. FAS 154, on the other hand, in general require retrospective application to prior periods' financial statements of changes in accounting principles. This Statement also requires that a change in depreciation, amortization or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate effected by a change in accounting principle.

In June 2006 FASB issued FIN 48 Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 is effective for fiscal years beginning after December 15, 2006. Statoil has not yet estimated the impact, if any, of the new interpretation.

On September 8, 2006 FASB issued FASB Staff Position (FSP) AUG AIR-1, Accounting for Planned Major Maintenance Activities. This FSP eliminates the accrue-in-advance method of accounting for planned major maintenance activities. This method of accounting for planned major maintenance activities was eliminated due to the FASB's belief that the resulting liability does not meet the definition of a liability in FASB Concepts Statement No. 6, Elements of Financial Statements. Statoil has used the accrue-in-advance method. As a result of the elimination of the accrue-in-advance method, the Airline Guide currently permits the use of one of the following three remaining methods: (1) direct expensing, (2) built-in overhaul, and (3) deferral. Statoil has elected the built-in overhaul method. The effective date of this FSP is an entity's first fiscal year beginning after December 15, 2006. Statoil will adopt the FSP January 1, 2007. Statoil has not yet estimated the impact of the new interpretation, but does not expect significant impacts.

On September 15, 2006 the FASB issued FAS 157 on fair value measurement. The standard provides guidance for using fair value to measure assets and liabilities. The standard also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. Statement 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted. Statoil has not yet estimated the impact, if any, of the new standard.

On September 29, 2006 FASB issued FAS 158 Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans an Amendment of FASB Statements No. 87, 88, 106 and 132 (R). Statoil currently defers actuarial gains and losses and applies the corridor approach. FAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. The standard also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. Statoil will adopt FAS 158 in the fourth quarter of 2006. Statoil is still evaluating the impact for the fourth quarter of 2006, but if Statoil had adopted the standard as of the January 1, 2006, this would have required a decrease in Statoil’s net prepaid pension by NOK 4.1 billion. Deferred tax liabilities would have decreased by NOK 2.5 billion, and NOK 1.6 billion would have been charged to Other Comprehensive Income. This may not be indicative of the actual impact at December 31, 2006.

In accordance with Norwegian requirements, Statoil will prepare its consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union from January 1, 2007. Effective from that date, Statoil will also adopt IFRS as its primary accounting principles. Consequently, the Company will from the same point in time start applying the reconciliation model in its USGAAP reporting, representing a change from its current full USGAAP reporting.

2. SHAREHOLDERS' EQUITY

For the period ended September 30, 2006 there have been the following changes in shareholders' equity:

(in NOK million)	Total shareholders' equity

Shareholders' equity January 1, 2006	106,644
Net income for the period	28,603
Dividends paid	(17,756)
Treasury shares acquired for the employee share saving programs	(59)
Treasury shares acquired for the annulment	(1,446)
Change in value of Stock compensation plan	39
Change in foreign currency translation	(3)
Change in minimum pension liability	6

Shareholders' equity September 30, 2006	116,028

The following sets forth Statoil’s Comprehensive income for the periods shown:

	For the three months ended September 30,		For the nine months ended September 30,

(in NOK million)	2006	2005	2006	2005

Net income	8,591	8,684	28,603	22,207
Foreign currency translation adjustment	4,018	(243)	(3)	408
Minimum pension liability	(1)	0	6	0
Derivatives designated as cash flow hedges	0	(70)	0	(177)

Comprehensive income	12,608	8,371	28,606	22,438

On May 10, 2006 the annual General meeting resolved to reduce the Company’s Share capital by a total of NOK 58,604,712.50 through the annulment of 23,441,885 own shares. After the annulment Statoil’s Share capital is NOK 5,415,359,287.50 divided between 2,166,143,715 shares.

The annual General meeting also authorized the Board of directors to acquire own shares for subsequent annulment. The authorization is valid until the next ordinary General meeting, and applies to the acquisition of up to 50,000,000 shares in the market, at a price of between NOK 50 and NOK 500 per share. Under an agreement with the Norwegian state, which currently has an owner interest in Statoil of 70.9 per cent, a proportion of the state’s shares will later be redeemed and annulled, so that the state’s owner interest remains unchanged. The total annulment could thus involve up to 171,798,603 shares, or approximately 7.9 per cent of the company’s Share capital. The resolution to annul shares will be made by a later General meeting, and requires a two-thirds majority vote of the aggregate number of votes cast, as well as a two-thirds majority of the Share capital represented at the General meeting. Under its agreement with Statoil, the Norwegian state has also agreed to vote in favor of the annulment resolution. As of September 30, 2006 Statoil has acquired 2,437,000 shares in the open market according to this authorization. In addition Statoil is obligated to acquire 5,936,463 shares from the Norwegian state. Both the acquired shares and the firm obligation are included in Treasury shares.

3. SEGMENTS

Statoil operates in four segments; Exploration and Production Norway, International Exploration and Production, Natural Gas and Manufacturing and Marketing.

Operating segments are determined based on differences in the nature of their operations, geographic location and internal management reporting. The composition of segments and measure of segment profit are consistent with that used by management in making strategic decisions.

Segment data for the three months ended September 30, 2006 and 2005 and the nine months ended September 30, 2006 and 2005 is presented below:

(in NOK million)	Exploration and Production Norway	International Exploration and Production	Natural Gas	Manufacturing and Marketing	Other and eliminations	Total

Three months ended September 30, 2006
Revenues third party (including Other income)	780	1,598	13,675	90,106	90	106,249
Revenues inter-segment	28,860	5,168	173	117	(34,318)	0
Income (loss) from equity investments	20	0	51	27	(6)	92

Total revenues	29,660	6,766	13,899	90,250	(34,234)	106,341

Income before financial items, income taxes and minority interest	23,438	3,123	1,933	1,864	(294)	30,064
Imputed segment income taxes	(17,675)	(1,628)	(1,269)	(486)	0	(21,058)

Segment net income	5,763	1,495	664	1,378	(294)	9,006

Three months ended September 30, 2005
Revenues third party (including Other income)	555	2,999	10,195	88,984	78	102,811
Revenues inter-segment	23,288	3,016	205	105	(26,614)	0
Income (loss) from equity investments	21	0	55	170	(13)	233

Total revenues	23,864	6,015	10,455	89,259	(26,549)	103,044

Income before financial items, income taxes and minority interest	18,016	3,675	794	1,389	(4)	23,870
Imputed segment income taxes	(13,482)	(1,155)	(530)	(306)	0	(15,473)

Segment net income	4,534	2,520	264	1,083	(4)	8,397

Nine months ended September 30, 2006
Revenues third party (including Other income)	2,845	5,665	43,511	268,823	272	321,116
Revenues inter-segment	85,273	13,529	517	506	(99,825)	0
Income (loss) from equity investments	63	0	152	114	(14)	315

Total revenues	88,181	19,194	44,180	269,443	(99,567)	321,431

Income before financial items, income taxes and minority interest	68,308	9,633	7,678	5,857	(654)	90,822
Imputed segment income taxes	(51,523)	(4,288)	(5,229)	(1,673)	0	(62,713)

Segment net income	16,785	5,345	2,449	4,184	(654)	28,109

Nine months ended September 30, 2005
Revenues third party (including Other income)	1,523	5,939	29,279	241,598	248	278,587
Revenues inter-segment	67,215	7,519	485	177	(75,396)	0
Income (loss) from equity investments	79	0	194	758	(44)	987

Total revenues	68,817	13,458	29,958	242,533	(75,192)	279,574

Income before financial items, income taxes and minority interest	51,594	7,538	3,466	4,901	(256)	67,243
Imputed segment income taxes	(38,740)	(2,363)	(2,344)	(1,044)	0	(44,491)

Segment net income	12,854	5,175	1,122	3,857	(256)	22,752

Borrowings are managed at a corporate level and financial items are not allocated to segments. Income tax is calculated on Income before financial items, income taxes and minority interest. Additionally, income tax benefit on segments with net losses is not recorded. As such, Imputed segment income tax and Segment net income can be reconciled to Income taxes and Net income per the Consolidated Statements of Income as follows:

	For the three months ended September 30,		For the nine months ended September 30,

(in NOK million)	2006	2005	2006	2005

Segment net income	9,006	8,397	28,109	22,752
Net financial items	(2,197)	553	2,003	(1,997)
Tax on financial items and other tax adjustments	1,999	(36)	(878)	2,036
Minority interest	(217)	(230)	(631)	(584)

Net income	8,591	8,684	28,603	22,207

Imputed segment income taxes	21,058	15,473	62,713	44,491
Tax on financial items and other tax adjustments	(1,999)	36	878	(2,036)

Income taxes	19,059	15,509	63,591	42,455

4. INVENTORIES

Inventories are valued at the lower of cost or market. Costs of crude oil held at refineries and the majority of refined products are determined under the last-in, first-out (LIFO) method. Certain inventories of crude oil, refined products and non-petroleum products are determined under the first-in, first-out (FIFO) method. There have been no liquidations of LIFO layers which resulted in a material impact to Net income for the reported periods.

	At September 30,	At September 30,	At December 31,
(in NOK million)	2006	2005	2005

Crude oil	7,013	4,123	4,383
Petroleum products	6,230	6,221	5,682
Other	1,348	1,168	1,124

Total - inventories valued on a FIFO basis	14,591	11,512	11,189
Excess of current cost over LIFO value	(2,999)	(3,238)	(2,820)

Total	11,592	8,274	8,369

5. EMPLOYEE RETIREMENT PLANS

	For the three months ended September 30,		For the nine months ended September 30,		For the year ended December 31,
(in NOK million)	2006	2005	2006	2005	2005

Benefits earned during the period	333	268	999	794	1,066
Interest cost on prior periods' benefit obligation	258	252	770	750	1,001
Expected return on plan assets	(287)	(280)	(856)	(835)	(1,094)
Amortization of loss	26	16	81	38	48
Amortization of prior service cost	12	8	35	28	37

Net periodic benefit cost (defined benefit plans)	342	264	1,029	775	1,058
Defined contribution plans/multi-employer plans	53	29	109	51	73

Total net pension cost for the period	395	293	1,138	826	1,131

6. FINANCIAL ITEMS

	For the three months ended September 30,		For the nine months ended September 30,

(in NOK million)	2006	2005	2006	2005

Interest and other financial income	578	242	1,473	1,010
Currency exchange adjustments, net	(3,678)	169	918	(3,891)
Interest and other financial expenses	(380)	(199)	(884)	(192)
Realized and unrealized gain (loss) on securities, net	1,283	341	496	1,076

Net financial items	(2,197)	553	2,003	(1,997)

7. COMMITMENTS AND CONTINGENT LIABILITIES

In 2004 Statoil, as an owner in BTC Co, entered into guarantee commitments for financing of the development of the BTC pipeline. At September 30, 2006 the maximum potential future amount of payment under these guarantee commitments amounts to USD 110 million (NOK 0.7 billion), and is subject to measurement requirements of FIN 45. The expected fair value of the guarantee has been recognized as a current liability in the Consolidated Balance Sheet and the cost has been recorded as other financial expenses.

Statoil Detaljhandel has issued guarantees amounting to a total of NOK 1.0 billion, the main part of which relates to guarantee commitments to retailers. The liability recognized under FIN 45 in the Consolidated Balance Sheet related to these guarantee commitments is immaterial at period-end.

The price review of a long-term natural gas sales contract is currently in arbitration. Contractual price for a total volume of 1.8 billion cubic meters of gas delivered as of September 30, 2006 and for future deliveries under this contract may be positively or negatively affected by the arbitration verdict, the final outcome of which cannot be determined at this time.

The Ministry of Energy and Petroleum in Venezuela has challenged the production level and the royalty rates of the Sincor joint venture. Effective as of June 24, 2005 Sincor has been charged and has paid an increased royalty rate of 30 per cent related to production exceeding 114,000 barrels a day. Statoil and our partner have filed an administrative appeal to annul the demand for such payments, and are communicating with the Ministry to find an overall solution for Sincor.

During the normal course of its business Statoil is involved in legal proceedings, and several other unresolved claims are currently outstanding. The ultimate liability in respect of such litigation and claims cannot be determined at this time. Statoil has provided in its accounts for these items based on the Company's best judgement. Statoil does not expect that the financial position, results of operations or cash flows will be materially adversely affected by the resolution of these legal proceedings.

The Norwegian National Authority for Investigation and Prosecution of Economic and Environmental Crime (Økokrim) conducted an investigation concerning an agreement which Statoil entered into in 2002 with Horton Investments Ltd for consultancy services in Iran. In June, 2004, Økokrim informed Statoil that it had concluded that Statoil had violated the Norwegian Penal Code’s prohibitions on trading in influence, which became effective on July 4, 2003, and imposed a penalty of NOK 20 million (USD 3 million). In October 2004, Statoil agreed to accept the penalty without admitting or denying the charges by Økokrim.

On October 13, 2006, Statoil announced that it has reached agreements with the U.S. Securities and Exchange Commission (SEC), the U.S. Department of Justice (DOJ), and the United States Attorney’s Office for the Southern District of New York (USAO). Statoil has, in the agreements with the DOJ and USAO, accepted a penalty of USD 10.5 million for having violated the U.S. Foreign Corrupt Practices Act (FCPA), and responsibility for bribery, by making payments to an Iranian official in 2002 and 2003 in order to induce him to use his influence to obtain the award to Statoil of a contract to develop phases 6, 7 and 8 of the Iranian South Pars gas field, for accounting for those payments improperly in its books and records, and for having insufficient internal controls in place to prevent the payments. The NOK 20 million (USD 3 million) fine paid to Økokrim will be deducted, so that the fine actually payable by Statoil under this agreement will be USD 7.5 million. Statoil has, in the agreement with the SEC, accepted disgorgement of USD 10.5 million in addition to the penalty payable under the agreement with the DOJ and USAO.

The settlement takes the form of a three-year deferred prosecution agreement with the DOJ and USAO and a Cease and Desist Order with the SEC. In the deferred prosecution agreement, Statoil has consented to the filing with the United States Court for the Southern District of New York of a criminal information charging violations of the anti-bribery and books and records provisions of the FCPA. If Statoil fulfills its obligations under the deferred prosecution agreement for three years the criminal charges will be dismissed and the Horton case will be closed. Under both settlement agreements, Statoil will retain, over a three-year period, a Compliance Consultant. That person will review Statoil’s controls, policies and procedures related to compliance with the Foreign Corrupt Practices Act.

Iranian authorities have been carrying out inquiries into the matter. In April 2004 the Iranian Consultative Assembly initiated an official probe into allegations of corruption in connection with the Horton matter with Iran. The probe was finalized for the parliamentary session at the end of May 2004. It was reported in the international press that at such time no evidence of wrongdoing by the subjects of the probe in Iran had been revealed by the probe.

8. SUBSEQUENT EVENTS AND SIGNIFICANT BUSINESS DEVELOPMENTS

On March 8, 2006 Statoil entered into an agreement to acquire a 25 per cent share in the license 218 in Blocks 6706/10 and 6706/12 in the Norwegian Sea. As a result of the agreement, Statoil increased its share to a 75 per cent interest in the license. Several discoveries have been made in this area, including the Luva discovery. The transaction was completed in the second quarter of 2006 and was recorded in the segment Exploration and Production Norway.

Assets held for sale and discontinuing operation
On January 31, 2006 Statoil ASA announced its decision to evaluate strategic options for its Irish downstream Retail and Commercial & Industrial business ("Statoil Ireland"), including a possible sale. This decision resulted from a review of the Retail Business Portfolio and the intention to accelerate strategic commitment to Scandinavian and Eastern European markets.

On June 21, 2006 Statoil entered into an agreement to sell Statoil Ireland to Topaz, a financial consortium lead by Ion Equity. Completion of the sale is conditional upon approval by the Irish Competition Authority and is expected to be closed in the third quarter of 2006. The resulting gain from this transaction is estimated to NOK 0.6 billion and will be included in the Manufacturing and Marketing segment when the transaction is closed. The basis for the calculation of the gain related to the transaction is not finalized and will be affected by the operations and currency changes until closing.

The result of the operations is treated as discontinued operations for all periods presented. The net result is insignificant and is included in Selling, general and administrative expenses. Revenues are reduced by NOK 3.9, NOK 2.8 and NOK 5.9 billion for the period ended June 30, 2006, the period ended June 30, 2005 and the year 2005, respectively.

All assets held for sale are included in the Prepaid expenses and other current assets caption in the Consolidated Balance Sheet, and amounts to NOK 2.0, NOK 1.9 and NOK 1.9 billion as at June 30, 2006, June 30, 2005 and December 31, 2005, respectively.

All liabilities held for sale are included in the accrued liabilities caption in the Consolidated Balance Sheet, and amounts to NOK 1.3, NOK 0.9 and NOK 0.9 billion as at June 30, 2006, June 30, 2005 and December 31, 2005, respectively.

9. RECONCILIATION BETWEEN USGAAP AND NGAAP

	For the three months ended September 30,		For the nine months ended September 30,		For the year ended December 31,

(in NOK million)	2006	2005	2006	2005	2005

Net income for the period per USGAAP	8,591	8,684	28,603	22,207	30,730

a) Inventory adjustment, from LIFO to FIFO, before tax	194	954	179	1,948	1,530
b) Other adjustments, before tax	(1,041)	(419)	(1,472)	(442)	163
c) Tax impact of the above adjustments, and other tax adjustments	199	(114)	467	(370)	(414)

Net income for the period per NGAAP	7,943	9,105	27,777	23,343	32,009

	At September 30,	At September 30,	At December 31,
(in NOK million)	2006	2005	2005

Shareholders' equity per USGAAP	116,028	95,938	106,644
Minority interests per USGAAP	1,472	1,611	1,492

a) Inventory adjustment, from LIFO to FIFO, before tax	2,999	3,238	2,820
b) Other adjustments, before tax	(1,696)	(829)	(224)
c) Tax impact of the above adjustments, and other tax adjustments	(330)	(753)	(797)
d) Other comprehensive income: Deferred changes in minimum pension obligations and derivatives (after tax)	247	390	253
e) Accrued dividends payable	0	0	(17,756)
f) Deferred recognition of repurchase of shares from the Norwegian state	1,025	0	0

Shareholders' equity per NGAAP	119,745	99,595	92,432

a) Per NGAAP the inventories are valued using the FIFO principle. Under USGAAP the inventory is partly valued using LIFO.

b) Other adjustments are mainly unrealized gains on non-exchange traded (OTC) derivatives and increased costs due to different discount rates for calculation of pension costs.

c) Changes in deferred tax expense and deferred tax liability primarily consist of taxes on the above adjustments.

d) Other comprehensive income includes certain gains and losses related to pensions and unrealized derivative hedge positions which have been deferred and reflected directly in equity under USGAAP.

e) Per NGAAP dividends relating to current year's net income are reflected as a liability as of year-end. Under USGAAP dividends are not accrued until approved by the shareholders.

f) According to USGAAP we recognize the firm obligation as a reduction in equity at the date the obligation arises. According to NGAAP we defer the recognition until the share annulment is approved by the General meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: October 30, 2006	By:	/s/ Eldar Sætre Eldar Sætre Chief Financial Officer

PRESS RELEASE:

BUILDING PLATFORMS FOR GROWTH

Statoil’s income before financial items, income taxes and minority interest in the third quarter of 2006 increased to NOK 30.1 billion, up from NOK 23.9 billion in the third quarter of 2005.

The increase of 6.2 billion was mainly related to an increase in the average oil price of 13%, and a 33% increase in gas prices, both measured in NOK.

Net income in the third quarter of 2006 amounted to NOK 8.6 billion, compared to NOK 8.7 billion in the third quarter of 2005. The effect from an increase in oil and gas prices was offset by effects from financial items and tax. In the first nine months of 2006, net income was NOK 28.6 billion compared to NOK 22.2 billion in the first nine months of 2005.

“Statoil continues to show high earnings despite temporarily lower production on the Norwegian continental shelf,” says chief executive Helge Lund.
“High exploration activity on the Norwegian continental shelf, as well as in our international business, characterises Statoil’s third quarter. We are continuing to add resources and are bringing new assets into production.”

Mr Lund calls particular attention to the strengthening of Statoil’s deepwater position in the US Gulf of Mexico. This includes both the successful Jack well test as well as the signing of the agreement between Statoil and Plains Exploration & Production (PXP) pursuant to which Statoil will acquire PXP’s working interest in two US Gulf of Mexico deepwater discoveries and one exploration prospect.

Strong return on average capital employed after tax
Return on average capital employed after tax (ROACE) (*) for the 12 months ended 30 September 2006 was 28.4%, compared to 26.5% for the 12 months ended 30 September 2005. This increase was mainly due to higher oil and gas prices. ROACE is defined as a non-GAAP financial measure (*).

High earnings per share
In the third quarter of 2006, earnings per share were NOK 3.97 (USD 0.61) compared to NOK 4.01 (USD 0.61) in the third quarter of 2005. For the first nine months of 2006, earnings per share were NOK 13.22 (USD 2.03) compared to NOK 10.25 (USD 1.57) for the first nine months of 2005.

Increased income before financial items, income taxes and minority interest
Income before financial items, income taxes and minority interest increased to NOK 30.1 billion in the third quarter of 2006, up from NOK 23.9 billion in the third quarter of 2005. This was mainly related to an increase in the average oil price measured in NOK of 13% and a 33% increase in gas prices measured in NOK.

In the first nine months of 2006, income before financial items, income taxes and minority interest was NOK 90.8 billion compared to NOK 67.2 billion in the first nine months of 2005. The increase was mainly due to a 27% increase in the average oil price measured in NOK and a 41% increase in gas prices measured in NOK. The contribution from Statoil’s downstream operations increased both in the third quarter and in the first nine months of 2006 compared to the same periods in 2005. The increase in income before financial items, income taxes and minority interest was partly offset by an increase in cost items both in the third quarter and in the first nine months of 2006 compared to the same periods in 2005. The increase in depreciation, depletion and amortisation was largely due to reduction in the proved reserves estimates due to product sharing agreement (PSA) effects, while the increase in other cost items was mainly related to increased activity.

USGAAP income statement

USGAAP income	Third quarter			Nine months ended 30 September			Full year
statement	2006	2005		2006	2005		2005
(in millions)	NOK	NOK	Change	NOK	NOK	Change	NOK

Sales	106,245	102,802	3%	319,937	278,511	15%	384,653
Equity in net income of affiliates	92	233	(61%)	315	987	(68%)	1,090
Other income	4	9	(56%)	1,179	76	1,451%	1,668

Total revenues	106,341	103,044	3%	321,431	279,574	15%	387,411

Cost of goods sold	59,728	64,838	(8%)	181,249	170,231	6%	230,721
Operating expenses	8,194	7,311	12%	24,502	21,600	13%	30,243
Selling, general and administrative expenses	1,816	1,497	21%	5,701	4,615	24%	7,189
Depreciation, depletion and amortisation	5,025	4,398	14%	15,410	13,370	15%	20,962
Exploration expenses	1,514	1,130	34%	3,747	2,515	49%	3,253

Total expenses before financial items	76,277	79,174	(4%)	230,609	212,331	9%	292,368

Income before financial items, income taxes and minority interest	30,064	23,870	26%	90,822	67,243	35%	95,043

Net financial items	(2,197)	553	(497%)	2,003	(1,997)	200%	(3,512)

Income before income taxes and minority interest	27,867	24,423	14%	92,825	65,246	42%	91,531

Income taxes	(19,059)	(15,509)	23%	(63,591)	(42,455)	50%	(60,036)
Minority interest	(217)	(230)	(6%)	(631)	(584)	8%	(765)

Net income	8,591	8,684	(1%)	28,603	22,207	29%	30,730

Income before financial items, income taxes and minority interest for the	Third quarter			Nine months ended 30 September			Full year
segments	2006	2005		2006	2005		2005
(in millions)	NOK	NOK	Change	NOK	NOK	Change	NOK

E&P Norway	23,438	18,016	30%	68,308	51,594	32%	74,132
International E&P	3,123	3,675	(15%)	9,633	7,538	28%	8,364
Natural Gas	1,933	794	143%	7,678	3,466	122%	5,901
Manufacturing & Marketing	1,864	1,389	34%	5,857	4,901	20%	7,593
Other	(294)	(4)	(7,249%)	(654)	(256)	(155%)	(947)

Income before financial items, income taxes and minority interest	30,064	23,870	26%	90,822	67,243	35%	95,043

Financial data

	Third quarter			Nine months ended 30 September			Full year
	2006	2005		2006	2005		2005
	NOK	NOK	Change	NOK	NOK	Change	NOK

Weighted average number of ordinary shares outstanding	2,162,576,727	2,165,642,030		2,164,357,459	2,165,832,864		2,165,740,054
Earnings per share	3.97	4.01	(1%)	13.22	10.25	29%	14.19
ROACE (last 12 months)	28.4%	26.5%		28.4%	26.5%		27.6%
Cash flows provided by operating activities (billion)	17.0	17.2	(1%)	52.2	56.3	(7%)	56.3
Gross investments (billion)	9.9	8.5	17%	30.5	37.1	(18%)	46.2
Net debt to capital employed ratio	9.7%	26.2%		9.7%	26.2%		15.1%

Operational data

	Third quarter			Nine months ended 30 September			Full year
	2006	2005	Change	2006	2005	Change	2005

Average oil price (USD/bbl)	69.2	60.1	15%	66.1	52.2	27%	53.6
NOK/USD average daily exchange rate	6.33	6.46	(2%)	6.42	6.38	1%	6.45
Average oil price (NOK/bbl) [*]	438	389	13%	424	333	27%	345
Gas prices (NOK/scm)	1.82	1.37	33%	1.88	1.33	41%	1.45
Refining margin, FCC (USD/boe) [*]	8.0	10.1	(21%)	7.9	7.8	1%	7.9
Total oil and gas production (1,000 boe/day) [*]	1,076	1,128	(5%)	1,129	1,148	(2%)	1,169
Total oil and gas liftings (1,000 boe/day) [*]	1,054	1,082	(3%)	1,129	1,137	(1%)	1,166
Production cost (NOK/boe, last 12 months)	25.3	21.8	16%	25.3	21.8	16%	22.3
Production cost normalised (NOK/boe, last 12 months) [*]	24.6	21.6	14%	24.6	21.6	14%	22.0

Reduced oil and gas production

Total oil and gas production in the third quarter of 2006 was 1,076,000 barrels of oil equivalent (boe) per day, compared to 1,128,000 boe per day in the third quarter of 2005, a reduction of 5%. In the first nine months of 2006 total oil and gas production was 1,129,000 boe per day, compared to 1,148,000 boe per day in the first nine months of 2005, a reduction of 2%. The decrease in oil and gas production was mainly related to decreased entitlement production internationally due to PSA effects, a decline on some of the established oil fields, partly caused by technical and capacity related challenges within the drilling and well area, as well as more extensive maintenance turnarounds on the Norwegian continental shelf (NCS). The reduced production was partly offset by production from new fields that commenced production in the third and the fourth quarter of 2005.

Total oil and gas liftings in the third quarter of 2006 were 1,054,000 boe per day, compared to 1,082,000 boe per day in the same period of 2005. This implies an underlift of 22,000 boe per day in the third quarter of 2006. In the first nine months of 2006, total oil and gas liftings were 1,129,000 boe per day compared to 1,137,000 boe per day in the corresponding period of 2005.

Increased exploration activity
Exploration expenditure in the third quarter of 2006 was NOK 2.0 billion, compared to NOK 1.2 billion in the third quarter of 2005. The increase in exploration expenditure of NOK 0.7 billion was to a large extent due to an increase in the period’s exploration activity. Exploration expenses in the third quarter of 2006 amounted to NOK 1.5 billion, compared to NOK 1.1 billion in the third quarter of 2005.

	Third quarter			Nine months ended 30 September			Full year
Exploration	2006	2005		2006	2005		2005
(in millions)	NOK	NOK	Change	NOK	NOK	Change	NOK

Exploration expenditure (activity)	1,959	1,230	59%	5,471	3,244	69%	4,337
Expensed, previously capitalised exploration expenditure	83	24	246%	263	155	70%	158
Capitalised share of current period's exploration activity	(528)	(124)	(326%)	(1,987)	(884)	(125%)	(1,242)

Exploration expenses	1,514	1,130	34%	3,747	2,515	49%	3,253

A total of 16 exploration wells were completed in the third quarter of 2006, nine on the NCS and seven internationally. Six wells resulted in discoveries. Six exploration wells were completed in the third quarter of 2005.

In the first nine months of 2006 a total of 29 exploration and appraisal wells were completed, 14 on the NCS and 15 internationally. Eleven of these wells resulted in discoveries. The number of exploration wells completed in the first nine months of 2005 was 16.

Production cost per boe was NOK 25.3 for the 12 months ended 30 September 2006, compared to NOK 21.8 for the 12 months ended 30 September 2005 (*).

Normalised at a NOK/USD exchange rate of 6.00 and adjusted for the estimated volume reduction due to PSA effects, the production cost for the 12 months ended 30 September 2006 was NOK 24.6 per boe, compared to NOK 21.6 per boe for the 12 months ended 30 September 2005 (*).

The 2007 target for production cost per boe is based on an average oil price of USD 30 per barrel (bbl) in the period 2005-2007. Based on realised oil and gas prices, the estimated PSA effects on production unit cost for the third quarter of 2006 was NOK 0.42 per boe (*).

The production unit cost, both actual and normalised, has increased, mainly due to a higher activity level, temporary lower production, and increasing industry cost pressure.

Net financial items amounted to a cost of NOK 2.2 billion in the third quarter of 2006, compared to an income of NOK 0.6 billion in the third quarter of 2005. Net financial items in the first nine months of 2006 were an income of NOK 2.0 billion, compared to a cost of NOK 2.0 billion in the same period of 2005.

The change in net financial items is mainly due to currency effects. Most of the currency result relates to realised effects on short-term balances in USD and unrealised effects on long-term debt.

Exchange rates	30.09.2006	30.06.2006	31.12.2005	30.09.2005	30.06.2005	31.12.2004

NOK/USD	6.50	6.24	6.77	6.54	6.55	6.04

Income taxes in the third quarter of 2006 were NOK 19.1 billion, equivalent to a tax rate of 68.4%. Income taxes in the third quarter of 2005 were NOK 15.5 billion, equivalent to a tax rate of 63.5%.

For the first nine months of 2006 income taxes were NOK 63.6 billion, with a corresponding tax rate of 68.5%. In comparison, income taxes in the same period of 2005 were NOK 42.5 billion with a corresponding tax rate of 65.1%. The increased tax rate, both in the third quarter and for the first nine months of 2006, was mainly due to relatively lower income generated outside the NCS, and a higher tax rate on international activity. This was partly offset by the positive tax effect of net financial items.

Capital distribution & dividend policy
On 10 May 2006 the annual general meeting authorised Statoil’s board of directors to acquire own shares for subsequent annulment. The authorisation is valid until the next ordinary general meeting, and applies to the acquisition of up to 50,000,000 shares in the market, at a price of between NOK 50 and NOK 500 per share. Under an agreement with the Norwegian state, which currently has an owner interest in Statoil of 70.9%, a proportion of the state’s shares will later be redeemed and annulled, so that the state’s owner interest remains unchanged.

As of 30 September 2006 Statoil has acquired 2,437,000 shares in the open market in accordance with this authorisation. In addition Statoil is obligated to acquire 5,936,463 shares from the Norwegian state. Both the acquired shares and the firm obligation are included in Treasury shares.

Statoil views the buy-back of shares as a flexible and efficient way to complement cash dividends as part of our total capital distribution to shareholders. It is Statoil's intention to pursue gradual implementation of the share buy-back authorisation, and it is therefore not likely that the authorisation will be fully utilised prior to its expiration.

Continued strong focus on HSE – most sustainable on Dow Jones Sustainability Index
The frequency of serious incidents in the third quarter of 2006 was record low. Since 2001 the frequency of serious incidents has been more than halved. One additional mitigation action, the on-site presence of HSE personnel, has in general been increased.

A spill of 174 scm base oil took place at Statoil's lubricant factory in Nynäshamn in Sweden 29 September. The oil spill response operation has been successful, and in total approximately 95% have so far been efficiently recovered. Investigation is initiated.

Statoil's ambition for health, safety and the environment is zero harm. The group strives to achieve this through the safe behaviour programme, a large-scale safety training programme, cooperation with our suppliers and strong involvement by management.

For the third year in a row, Statoil was named the global sustainability leader among the oil and gas producers on the Dow Jones Sustainability Index.

	Third quarter		Nine months ended 30 September		Year
HSE	2006	2005	2006	2005	2005

Total recordable injury frequency	5.9	4.4	5.8	5.1	5.1
Serious incident frequency	1.8	2.1	1.9	2.4	2.3
Unintentional oil spills (number)	59	138	201	390	534
Unintentional oil spills (volume, scm)	180	19	194	92	442

Revised production target for oil and gas

Statoil has modified its previously announced target for oil and gas production in 2007 by about 3%. Production in 2006 is expected to be about 3% lower than the earlier forecast. However, the company is targeting a growth in production of approximately 14% from 2006 to 2007. Output in 2006 is expected to be 1,140,000 boe per day based on an oil price of USD 60 per bbl.

The production target for 2007 was reduced to 1,300,000 boe per day, with an indicative split between approximately 1,060,000 boe per day from the NCS and approximately 240,000 boe per day internationally. The target is based on an oil price of USD 60 per bbl for the period 2005-07.

As a direct consequence of reduced production, production costs per boe are expected to increase correspondingly for both 2006 and 2007 compared to previous guidance and target.

* See end notes in the complete quarterly report.

Important events
Recent important events include the following:

  On 5 September, Chevron as operator and partners Statoil and Devon announced that they had successfully completed a production test in the highly challenging structure Jack in the US Gulf of Mexico, which is the deepest successful well test in the Gulf of Mexico.
  Statoil has signed an agreement with Plains Exploration & Production under which Statoil will acquire working interest in two Gulf of Mexico deepwater discoveries and one exploration prospect. The existing leaseholders had pre-emption rights which have not been exercised.
  On 23 October, the Azeri-Chirag-Gunashli (ACG) field operator BP announced start-up of production from the East Azeri platform, four months ahead of schedule.
  In a press release on 9 October, Russian energy group Gazprom stated that they will develop the Shtokman field without foreign partners.
  A combined heat and power (CHP) plant is to be commissioned by Statoil at Mongstad near Bergen, Norway, following the receipt of a carbon dioxide emission permit from Norway’s Ministry of the Environment.
  Statoil was named the global sustainability leader among the world’s oil and gas companies in the Dow Jones Sustainability World Index (DJSI World) for the third year in a row.
  Statoil reached agreements with the US Securities and Exchange Commission (SEC), the US Department of Justice (DOJ), and the United States Attorney’s Office for the Southern District of New York (USAO) that settle the agencies’ investigations under US law related to Statoil’s 2002 contract with Horton Investments Ltd for business development in Iran.
Further information from:
Investor relations
Lars Troen Sørensen, senior vice president investor relations, + 47 90 64 91 44 (mobile), +47 51 99 77 90 ( office)
Geir Bjørnstad, vice president, US investor relations, + 1 203 978 6950

Press
Ola Morten Aanestad, vice president public affairs, +47 48 08 02 12 (mobile), +47 51 99 13 77 (office)

GROUP BALANCE SHEET

	At 30 September, 2006	At 30 September, 2005	Change	At 30 September, 2006
(In millions)	NOK	NOK	%	USD*

Current assets	106,732	72,479	47.26	16,407
Non current assets	225,627	211,518	6.67	34,684
Total assets	332,359	283,997	17.03	51,090
Current liabilities	(107,192)	(85,666)	25.13	(16,478)
Long-term debt and long-term provisions	(107,667)	(100,782)	6.83	(16,551)
Equity including minority interest	(117,500)	(97,549)	20.45	(18,062)
Total liabilities and shareholders' equity	(332,359)	(283,997)	17.03	(51,090)

* Translated into US dollar at the rate of NOK 6.5053 to USD 1, the Federal Reserve noon buying rate in the City of New York on 30 September 2006.